Registration No. 024-10363

SECURITIES AND EXCHANGE COMMISSION


13002902

FORM 1-A
AMENDMENT NO. 1
REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Christine C. Lachnicht, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	Blades Holding Company, Inc. Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson Director	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	(Not applicable)	3461 Pierce Road Canisteo, New York 14823
L. Victor Myers Director	(Not applicable)	8067 Gleason Road Lima, NY 14485
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Amanda S. Parker Director	The Bonadio Group 1 Lake Street, Suite 203 Perry, New York 14530	68 Covington Street Perry, New York 14530
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895

(c) The Issuer has no general partners.

(d) The record owners of 5% or more of any class of the Issuer's equity securities:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	Not applicable	900 N Taylor St. #238 McLean, Virginia 22102-3419

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities: See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: Affiliates of the issuer are its banking subsidiary, Steuben Trust Company, and a subsidiary trust, Steuben Statutory Trust II.

(h) Counsel to the issuer with respect to the proposed offering: Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, and Washington. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

165,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

("STC" or the "Company") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Company's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Company for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, the Company's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company, LLC in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 165,000 shares of Common Stock, par value $1.00 per share, of the Company registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is _______, 2013.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

165,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or the NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Share	$30.00	$ -0-	$ 30.00
Total	$30.00	$ -0-	$ 30.00

The date of this Offering Circular is September 26, 2013

THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE NOT A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO OUR EXISTING SECURITY HOLDERS.

TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Company's Common Stock the ability, on a quarterly basis, to automatically reinvest all or a portion of any cash dividends declared by the Company or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Company, its business, and competition. This information includes statistical, financial, and descriptive detail of the Company's lending activities, as well as the regulation and supervision of the Company by Federal and New York State authorities. The capitalization of the Company is also discussed, as well as its management.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at June 30, 2013 and 2012 and December 31, 2012 and 2011 and for the years or periods then ended is derived in part from and should be read together with our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical results are not necessarily indicative of results that may be expected for any future period.

Condensed Consolidated Statements of Condition

		December 31,		June 30,	
		2012	**2011**	**2013**	**2012**
		(Dollars in Thousands)			
Assets					
Cash and Due From Banks	$	15,008	17,237	13,509	11,512
Loans, net		240,476	218,782	233,820	222,076
Investment Securities		141,010	133,659	153,142	143,651
Premises & Equipment		7,497	6,561	7,357	7,420
Other Assets		15,498	14,412	16,090	14,037
Total Assets	**$**	**419,489**	**390,651**	**423,918**	**398,696**
Liabilities					
Deposits	$	330,034	314,435	352,065	338,698
Borrowings		41,500	29,250	25,000	13,000
Subordinated Debentures		2,062	2,062	2,062	2,062
Accrued Interest Payable		97	161	91	148
Other Liabilities		5,073	5,656	5,155	4,975
Total Liabilities	$	378,766	351,564	384,373	358,883
Shareholders' Equity					
Common Stock	$	1,728	1,707	1,728	1,712
Additional Paid-In Capital		4,469	3,865	4,494	4,017
Non-controlling interest		314	314	314	314
Undivided Profits		33,464	32,358	35,703	33,587
Accumulated Other Comprehensive Income		2,559	2,161	(526)	2,123
Treasury Stock		(1,811)	(1,318)	(2,168)	(1,940)
Total Shareholders' Equity		40,723	39,087	39,545	39,813
Total Liabilities and Shareholders' Equity	**$**	**419,489**	**390,651**	**423,918**	**398,696**

Condensed Consolidated Statements of Income
(Dollars in Thousands Except Per Share Data)

		Twelve Months Ending		Six Months Ending	
		12/31/12	**12/31/11**	**6/30/13**	**6/30/12**
Interest Income	$	15,730	16,045	7,857	7,841
Interest Expense		1,389	1,838	523	771
Net Interest Income		14,341	14,207	7,334	7,070
Provision for Loan Losses		166	583	34	26
Net Interest Income After Provision for Loan Losses		**14,175**	**13,624**	**7,300**	**7,044**
Other Operating Income		4,546	4,680	2,302	2,171
Operating Expenses		12,696	12,459	6,425	6,373
Income Before Income Tax		**6,025**	**5,845**	**3,177**	**2,842**
Income Tax		1,626	1,585	910	779
Net Income		4,399	4,260	2,267	2,063
Less: net inc. attrib. to non-controlling interest		28	28	28	28
Net income available to common shareholders	**$**	**4,371**	**4,232**	**2,239**	**2,035**
Basic Earnings Per Share	**$**	**2.66**	**2.58**	**1.36**	**1.24**
Diluted Earnings Per Share	**$**	**2.66**	**2.58**	**1.36**	**1.24**

	Year ended December 31,		Six Months Ended June 30, **	
Other Financial Information	**2012**	**2011**	**2013**	**2012**
Return on Average Assets	1.09%	1.13%	1.05%	1.03%
Return on Average Equity	10.90%	11.67%	10.88%	10.34%
Dividend Payout Ratio	74.70%*	37.05%	0.00%	39.63%

*Includes $1.00 accelerated dividend; regular dividend 37.14%
** Six month period results are annualized in computing ratios

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE COMPANY MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Company's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Company and may restrict the amount of dividends payable by the Company. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Company's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Company.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Company to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; COMPANY NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Company's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 2,000 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Company intends to attempt to stay below 2,000 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Company faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Company's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Company, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company and the Bank may adversely affect the potential profitability of the Company and the Bank. The Company is not immune from the effects of the current global economic downturn. Maintaining profitability may become increasingly challenging until these conditions improve. It should be noted that the recent recovery in the stock market has improved the overall wealth of many households. However, most of this additional wealth is in 401(k) plans or other retirement accounts. Therefore, the spending power of these households has not been greatly increased. Volatility in the stock market remains a risk to household wealth levels as well as consumer confidence. The unemployment rates are still at very high levels, both nationally and locally, but off their historic highs from a few years ago.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE COMPANY AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Company and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Company is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Department of Financial Services and by the FDIC. Changes in applicable laws and regulations resulting from the current turmoil in the financial markets are anticipated. These may result in increased cost of operations for the Company. Increased regulation is highly likely and as a result the Bank's operations may be affected, and its costs of compliance may rise.

The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the US financial services industry and requires federal agencies to implement new rules. These new rules will include, among other things, changes to consumer and mortgage origination requirements.

In July 2013, the Federal Reserve and the Bank's primary federal regulator, the FDIC and other regulatory agencies published final rules (the Basel III Capital Rules) that will revise their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain available -for-sale securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital risk-based weighted assets in addition to the amount necessary to meeting its minimum risk-based capital requirements.

The final rule becomes effective for the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. The final rule also implements consolidated capital requirements, effective January 1, 2015.

OPERATIONS OF THE COMPANY AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Company and the Bank to date have been largely dependent on existing management. The loss to the Company or the Bank of one or more of its existing executive officers could have a material adverse effect on the Company's business and results of operations.

GEOGRAPHIC CONCENTRATION OF LOAN PORTFOLIO

The bank's primary lending markets are the New York counties of Steuben, Allegany, Livingston, Wyoming and Monroe. Therefore, despite the bank's diversification efforts, we are still reliant on the economy in this region as well as at risk to any natural disasters in the area.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of June 30, 2013, Directors and officers of the Company and their affiliates owned, or had power to vote approximately 24.5% of the Company's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Company's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE COMPANY

The Company's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of Common Stock or removal of the Company's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Company. Under Section 630, each of the ten largest shareholders of the Company could be personally liable for any wages or salaries earned for services provided to the Company for which the Company fails to make payment.

OUR ALLOWANCE FOR POSSIBLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside our control, including the possible collapse or insolvency of major area employers as a result of the current recession, may require an increase in the allowance for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

The Bank has a comprehensive Business Resumption Contingency Plan that sets forth plans and procedures for various types of identified risks including but not limited to fire, flooding, environmental disasters and technical causes. The plan is updated periodically and approved by the Board of Directors on an annual basis. A key component of the plan includes backup and recovery procedures for our core operating system. The Bank has a contract with a third party (Sungard) for this service, which includes the use of a test site in the event of an emergency. Employees of the Bank perform a restoration of the core system on an annual basis at the test site.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

PLAN OF DISTRIBUTION

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Company's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Company's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares (minimum of 10% of share balance) held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $100.00, but up to $5,000.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in the state of Pennsylvania.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Company's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares (minimum of 10% of share balance) of the Company's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $100.00 per quarter, up to a maximum of $5,000.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Company will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer and Trust Company, LLC (the "Agent"), 6201 15th Avenue, Brooklyn, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To affect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $100.00 per quarter and not exceeding $5,000.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Company for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Company. All costs of administration of the Plan are paid by the Company.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Company, the per share price of the shares so purchased will be the then-current price per share of the Company's Common Stock, as determined by a committee appointed by the Company's Board of Directors or the Board of Directors itself (the "Committee"). This Committee determines what, in its best judgment, the Committee believes to be the fair market value of a share of the Company's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Company to the Plan are the subject of this Offering Circular, and the Company will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Company will not receive the proceeds from any such purchases. If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Company's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Company's Common stock is $30.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Company's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular. Based on the purchase price of $30.00 per share, the Company has registered 165,000 shares of Common Stock with this offering statement. However, if the price of the Common Stock were to increase as described herein the caption the total shares of Common Stock available for purchase by the plan would be limited to the maximum dollar amount qualified with the SEC, $4,950,000.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Company: (1) purchase newly issued shares directly from the Company; (2) purchase Treasury shares directly from the Company; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Company. If the Company sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Company may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Company will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Company reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 39 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $100.00 per quarter and cannot exceed $5,000.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by the Agent as nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities, including without limitation, compliance with applicable federal and state laws.

(21) If the Company has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Company issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Company on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Company has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Company to its shareholders are treated as made from the Company's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Company has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Company and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Company's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Company reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Company nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Company nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Company currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Company to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, New York 11219
1-800-937-5449

INFORMATION REGARDING THE COMPANY

GENERAL

The Company is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Company also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 25). The Company is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's market primary market area is located in Western New York State – Steuben County (4 branches), Allegany County (7 branches), Livingston County (1 branch), Monroe County (1 branch), and Wyoming County (1 branch). Overall, the combined population of the Bank's primary and extended markets was approximately 1 million based on 2010 census data. The three counties representing the majority of the Bank's business – Steuben County, Allegany County and Livingston County, had a combined population of approximately 209,000 based on 2010 census data. The City of Hornell, where the administrative offices are located, has a population of approximately 9,000 based on 2010 census data.

As of June 30, 2013, the Bank had a total of approximately 118 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At June 30, 2013, the Bank's net loan portfolio totaled $233.8 million representing approximately 55.2% of its $423.9 million of total assets at that date. The principal segments of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At June 30, 2013, $136.4 million, or 57.6% of the Bank's total loan portfolio consisted of commercial and agricultural loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.7 million of vehicle dealership floor plan loans to finance retail inventory outstanding at June 30, 2013, versus $1.6 million at December 31, 2012. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans and lines of credit to its retail customers. The Bank has historically been a portfolio lender. The Bank originates loans both for sale to the secondary market, and to hold in its portfolio. At June 30, 2013, $85.0 million, or 35.9% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans and lines of credit. Most of these loans are secured by property located in the Bank's immediate market area.

Although the Bank typically originates loans to hold in its portfolio, from time to time, the Bank sells such loans on the secondary market. For example, during the six months ended June 30, 2013, the Bank originated and sold $2.6 million of residential mortgage loans in the secondary market. As of June 30, 2013, the Bank was servicing $23.1 million in residential mortgage loans previously sold to Federal Home Loan Mortgage Corporation (FHLMC). As noted earlier, there are new regulatory requirements regarding residential mortgages, and for the most part the Bank previously adhered to these requirements. Thus, there was not a great deal of change required to remain in compliance.

The Bank originates residential mortgage loans in accordance with guidelines adopted by the Board of Directors, and modified from time to time. Pursuant to these underwriting guidelines, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan under certain circumstances. Generally, loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are fixed rate term loans, are generally originated by the Bank for up to 75% of appraised value, less the amount of any existing prior liens on the property. The Bank typically also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 75% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans and lines with first or second mortgages. If the Bank has the first mortgage, the home equity loan can generally be up to 85% of appraised value in aggregate. Exceptions can be approved by officers designated by the Board of Directors.

Typically, the Bank requires either title insurance or an attorney's opinion letter insuring the priority of the mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are typically appraised by appraisers approved by the Board of Directors from time to time.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans are made on both a direct and indirect basis and may be secured or unsecured and include motor vehicle loans, personal loans, overdraft protection and recreational vehicle loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. Generally, the borrower's total debt to income ratio should not exceed 40%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At June 30, 2013, $15.2 million, or 6.5% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

		At June 30, 2013	At December 31, 2012
Consumer:		(Dollars in Thousands)	
Installment	$	15,169	15,091
Residential Mortgages (includes home equity loans):		84,671	91,811
Commercial:			
Business and agricultural		136,431	136,024
Total loans, gross		236,271	242,926
Net unearned loan origination fees and costs		424	425
Total loans		236,695	243,351
Allowance for loan losses		(2,875)	(2,875)
Net Loans	$	233,820	240,476

Policies and Procedures

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $750,000 are made by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews of these loan types. The Bank has a policy of discontinuing accrual of interest income at the time the loan becomes 90 days delinquent, unless the loan is well secured and in process of collection. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile, and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment.

The following table sets forth information concerning loan delinquency and other non-performing assets.

	At June 30, 2013	At December 31, 2012
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,473	1,492
Loans accruing, but past due 90 days and over	23	87
Total non-accrual loans	1,492	1,946
Other real estate owned, net of valuation allowance	1,332	1,203
Total non-performing assets	$ 2,847	3,236
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.63%	0.80%
Non-performing assets as a percentage of total assets	0.67%	0.77%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At June 30, 2013 and December 31, 2012, the Bank had $1,264,000 in loans that were considered impaired and had an allocation allowance for probable losses. Impairment applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at June 30, 2013, was $493,000 compared to $448,000 at December 31, 2012. There were no loans considered impaired that did not require an allocated reserve at June 30, 2013, compared to $208,000 at December 31, 2012. At June 30, 2013 and December 31, 2012, non-accrual loans were 0.63% and 0.80%, respectively, of total loans, while non-performing assets were 0.67% and 0.77%, respectively, of total assets. At both June 30, 2013, and December 31, 2012, all problem loans were either classified as impaired or non-performing. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

At June 30, 2013, and December 31, 2012, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of June 30, 2013, and December 31, 2012, the Bank had $1,569,000 and $1,440,000 respectively in OREO. The valuation allowance as of both June 30, 2013, and December 31, 2012, was $237,000.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable incurred losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the six months ended June 30, 2013, and year ended December 31, 2012:

		At or For the Period Ended June 30, 2013	At or For the Year Ended December 31, 2012
		(Dollars in Thousands)	
Average recorded investment in loans outstanding	$	237,916	227,478
Balance at beginning of year	$	2,875	2,815
Charge-offs:			
Commercial		(28)	(92)
Real estate-mortgage		(48)	---
Consumer		(12)	(129)
Total charge-offs		(88)	(221)
Recoveries:			
Commercial		18	34
Real estate-mortgage		----	----
Consumer		36	81
Total recoveries		54	115
Net charge-offs		(34)	(106)
Provision for loan losses		34	166
Balance at end of period	$	2,875	2,875
As a percent of average loans:			
Net charge-offs (annualized)		0.03%	0.05%
Provision for loan losses (annualized)		0.03%	0.07%
Allowance for loan losses		1.21%	1.26%
Allowance as a percentage of each of the following:			
Total loans, net of unearned loan premiums and fees		1.21%	1.18%
Total non-accrual and delinquent loans 90 days and over and still accruing		189.77%	141.42%
Total non-accrual loans		192.69%	147.74%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At June 30, 2013		At December 31, 2012	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 2,388	58%	2,126	56%
Mortgage	119	36%	153	38%
Consumer	191	6%	223	6%
Unallocated	177	n/a	373	n/a
Total	$ 2,875	100%	2,875	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, deemed other than temporary, is charged to earnings for the portion related to credit and the portion related to other factors is recognized in other comprehensive income.

The following table sets forth the amortized cost and fair value of securities as of June 30, 2013, and December 31, 2012:

Available-for-sale		At June 30, 2013 Amortized Cost	At June 30, 2013 Fair Value	At December 31, 2012 Amortized Cost	At December 31, 2012 Fair Value
		(Dollars in Thousands)			
Debt Securities:					
U.S. Agency	$	38,326	39,777	29,938	33,243
State & Municipal		47,340	48,196	46,779	49,287
U.S. Agency MBS		56,240	56,528	49,352	51,151
Corporate Bonds		1,022	1,045	1,024	1,062
Total Securities	$	142,928	145,546	127,093	134,743

Held-to-maturity		At June 30, 2013 Amortized Cost	At June 30, 2013 Fair Value	At December 31, 2012 Amortized Cost	At December 31, 2012 Fair Value
		(Dollars in Thousands)			
Debt Securities:					
State & Municipal	$	7,596	7,743	6,267	6,424
Total Securities	$	7,596	7,743	6,267	6,424

As of June 30, 2013, 26.0% of the Bank's total securities portfolio was held in U.S. Government Sponsored Agency Securities, 36.9% in U.S. Government Sponsored Agency mortgage-backed securities, 36.4% was held in municipal securities, and 0.7% was held in US Corporate Bonds. All mortgage-backed securities are issued by or collateralized by U.S. Government Sponsored Agencies and backed by residential loans. The total carrying value of securities increased from $141.0 million at December 31, 2012, to $153.1 million at June 30, 2013, due to growth in deposits. At June 30, 2013, securities having a fair value of $142.4 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following tables, 25.7% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

		At June 30, 2013				
Available-for-sale		Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)				
Amortized Cost:						
U.S. Agency	$	1,001	13,230	22,057	2,038	38,326
State & Municipal		2,944	11,571	26,021	6,804	47,340
U.S. Agency MB		10	1,151	8,047	47,032	56,240
Corporate Bonds		---	526	496	---	1,022
Total debt securities at amortized cost	$	3,955	26,478	56,621	55,874	142,928

Available-for-sale		Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		At June 30, 2013				
			(Dollars in Thousands)			
Fair Value:						
U.S. Agency	$	1,015	13,980	22,504	2,278	39,777
State & Municipal		2,990	12,160	26,473	6,573	48,196
U.S. Agency MB		11	1,222	8,337	49,958	56,528
Corporate Bonds		---	531	514	---	1,045
Total debt securities at fair value	$	4,016	27,893	57,828	55,809	145,546
Weighted average interest rate of debt securities		3.33%	3.22%	3.04%	2.48%	2.86%

Held-to-maturity		Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		At June 30, 2013				
			(Dollars in Thousands)			
Amortized Cost:						
State & Municipal	$	6,205	1,169	222	---	7,596
Total debt securities at amortized cost	$	6,205	1,169	222	---	7.596
Fair Value:						
State & Municipal	$	6,231	1,249	263	---	7,743
Total debt securities at fair value	$	6,231	1,249	263	---	7,743
Weighted average interest rate of debt securities		1.47%	3.86%	4.90%	---	1.94%

Deposits

The following table sets forth the breakdown of deposits as of June 30, 2013, and December 31, 2012. The Bank's total deposits increased to $352.1 million at June 30, 2013, from $330.0 million at December 31, 2012. The change was spread throughout the categories listed below.

		At June 30, 2013	At December 31, 2012
		(Dollars in Thousands)	
Non-interest bearing	$	83,994	79,997
Interest bearing NOW and Money Market		92,056	92,472
Savings		58,031	60,064
Time deposits		117,984	97,501
Total deposits	$	**352,065**	**330,034**

Included in time deposits are certificates of deposit of $100,000 and brokered deposits. Brokered deposits amounted to $29.4 million at June 30, 2013, compared to $29,8 million at December 31, 2012. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at June 30, 2013, $27.2 million are from local public entities (such as counties, school districts, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at		**Certificates less than $100,000 at**	
	June 30, 2013	**December 31, 2012**	**June 30, 2013**	**December 31, 2012**
Maturing in:	(Dollars in Thousands)			
3 months or less	$ 30,143	10,002	12,961	9,130
3 - 12 months	29,146	23,560	22,094	30,735
Over 12 months	1,882	4,259	21,758	19,815
Total	$ 61,171	37,821	56,813	59,680

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (the "FHLB"). This source of funds is used as a liquidity tool for the Bank. At June 30, 2013, the Bank had $25.0 million in borrowings from the FHLB, compared to $41.5 million at December 31, 2012. The following is a tabulation of outstanding advances from the FHLB as of June 30, 2013:

Maturity Year	Amount ($ in Thousands)	Weighted Average Interest Rate
2013	$ 8,000	1.52%
2014	7,000	1.77%
2015	5,500	2.03%
2016	4,500	0.98%
Total	$ 25,000	1.52%

Subordinated Debentures

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.82325% at June 30, 2013.

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The Bank did take $149,000 in gains on sales of securities during 2012 compared to none for the six months ended June 30, 2013. This was done to restructure the investment portfolio to help mitigate the overall interest rate risk of the Bank. The following table presents a summary of the Bank's interest rate sensitivity at June 30, 2013:

Interest Rate Sensitivity at June 30, 2013
(Dollars in Thousands)

	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 119,207	90,357	25,215	234,779
Securities	22,212	71,843	59,087	153,142
Total	$ 141,419	162,200	84,302	387,921
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 241,911	26,160	----	268,071
Borrowings	11,000	14,000	----	25,000
Trust Preferred Securities	2,062	----	----	2,062
Total	$ 254,973	40,160	----	295,133
Interest rate sensitivity gap:				
Interval	$ (113,554)	122,040	84,302	92,788
Cumulative	$ (113,554)	8,486	92,788	N/A
Ratio of cumulative gap to total rate sensitive assets	(29.27)%	2.19%	23.92%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Balances exclude unearned loan fees and costs of $424,000, and have also been reduced for non-accruing loans, which amounted to $1,492,000 at June 30, 2013.

(3) The Bank's negotiable order of withdrawal ("NOW") accounts, statement savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at fair value for available for sale securities, and amortized cost for held-to-maturity securities.

	Six Months Ended June 30,					
	2013			2012		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars In Thousands)					
Interest-Earning Assets:						
Loans	$ 237,916	5,911	4.97%	221,150	5,856	5.30%
Investment Securities	151,801	1,946	2.56%	139,968	1,985	2.84%
Other	1,366	---	0.03%	877	---	0.03%
Total Interest-Earning Assets	$ 391,083	7,857	4.02%	361,995	7,841	4.33%
Non-earning Assets	33,967			31,733		
Total Assets	$ 425,050			393,728		
Interest-Bearing Liabilities:						
NOW, MMA and Savings Deposits	$ 157,348	20	0.03%	142,034	19	0.03%
Time Deposits	109,725	301	0.55%	111,927	466	0.83%
Borrowings	27,953	183	1.31%	16,827	218	2.59%
Subordinated Debentures	2,062	19	1.84%	2,062	68	6.60%
Total Interest-Bearing Liabilities	$ 297,088	523	0.35%	272,850	771	0.57%
Non-Interest Bearing Deposits	81,803			76,297		
Other Non-Interest Bearing Liabilities	4,674			4,893		
Shareholders' Equity	41,485			39,688		
Total Liabilities and Shareholders' Equity	$ 425,050			393,728		
Net Interest Income		7,334	3.67%		7,070	3.76%
Net Yield on Interest Earning Assets			3.75%			3.91%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	131.64%			132.67%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	For Six Months Ended June 30,					
	2013 vs. 2012			2012 vs. 2011		
	Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(Dollars in Thousands)			
Interest-Earning Assets:						
Fed Funds and Interest Bearing Deposits	$ 0	0	0	0	(1)	(1)
U.S. Agencies & MBS	39	(135)	(96)	116	(214)	(98)
State & Municipal	109	(60)	49	84	(49)	35
Other Stocks and Bonds	20	(12)	8	13	3	16
Total Investments and Other	$ 168	(207)	(39)	213	(261)	(48)
Commercial Loans	$ 367	(87)	280	368	(109)	259
Mortgage Loans	95	(191)	(96)	100	(193)	(93)
Consumer Loans (incl. H/E Lines)	(51)	(78)	(129)	(112)	(85)	(197)
Total Loans	411	(356)	55	356	(387)	(31)
Total Interest-Earning Assets	$ 579	(563)	16	569	(648)	(79)
Interest-Bearing Liabilities:						
NOW, MMA and Savings Accounts	$ 2	(1)	1	1	(2)	(1)
Time Deposits	(6)	(159)	(165)	21	(125)	(104)
Total Deposits	$ (4)	(160)	(164)	22	(127)	(105)
FHLB Advances	73	(108)	(35)	(43)	(35)	(78)
Subordinated Debentures	0	(49)	(49)	0	0	0
Total Borrowings	73	(157)	(84)	(43)	(35)	(78)
Total Interest-Bearing Liabilities	$ 69	(317)	(248)	(21)	(162)	(183)
Increase (Decrease) in Net Interest Income	$ 510	(246)	264	590	(486)	104

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Company's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York State Department of Financial Services. The Bank's deposits are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business), the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Company is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Company to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Company is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Company and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefore, when added to the net consideration paid by the Company for all purchases or redemptions by the Company of its equity securities within the preceding twelve months, will equal 10% or more of the Company's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Company is required under the New York State Banking Law to obtain the prior approval of the New York State Department of Financial Services Board by a three-fifths vote of all the members thereof before the Company obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such as securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Company has qualified with the Federal Reserve as a financial holding company.

In 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating thee rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Department Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB")
- Promulgate or revise regulations relating to the origination and servicing of consumer obligations, including residential mortgages.

On July 10, 2013, the FDIC adopted new rules for risk-based and leverage capital requirements for banks. The interim final rule implements a revised definition of regulatory capital, a new common equity tier 1 minimum capital requirement, a higher minimum tier 1 capital requirement and changes to the risk-based capital rules. In addition, the interim final rule establishes limits on a bank's capital distribution and certain discretionary bonus payments if the bank does not hold a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The interim final rule amends the methodologies for determining risk-weighted assets for all FDIC supervised institutions. The rule applies to all banks and to bank holding companies with assets of more than $500 million. The final rule will be effective on January 1, 2015. It is anticipated that both the Company and the Bank will exceed the measures to be considered well-capitalized.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted could have a significant impact on the operations of banks and bank holding companies, including Steuben Trust Corporation and the Bank.

PROPERTIES

As of June 30, 2013, the Bank has a branch office network of fourteen offices. Of this total, the Bank owns eleven of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Company is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of June 30, 2013, 1,728,385 shares of Common Stock were issued, and the Company had 427 shareholders of record. As of June 30, 2013, the Company held 88,793 shares of its Common Stock in treasury.

Common Stock

As of June 30, 2013, 1,728,385 shares of the Company's Common Stock were issued, and 3,271,615 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Company.

The Company's dividend reinvestment and stock purchase plan is issued under Regulation A of the Securities Act of 1933. Currently, Regulation A is an exemption for public offerings not exceeding $5 million in any 12-month period. This amount is the current requirement, and may change from time to time. To rely on this exemption, the Company has filed this offering statement with the SEC on Form 1-A.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Company's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Company except when the Company currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Company up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2012, the Bank's dividend paying ability was $5,167,000.

The Company paid no dividends during the six months ended June 30, 2013, versus $1.99 per share during the year ended December 31, 2012. Included in the 2012 amount was a special dividend of $1.00 per share paid on December 27, 2012. The Company has no current plans to pay additional dividends in 2013. In the past, dividends have been paid on the Company's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

Liquidation Rights. In the event of liquidation, holders of the Company's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Company's Common Stock do not have any preemptive rights with respect to any additional issuances by the Company of its capital stock or other securities.

Provisions for Corporate Defense. The Company's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote is required either (1) to amend the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) remove a Director without cause.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Company's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Company or any subsidiary under the terms of which the Common Shareholders of the Company shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Company or any subsidiary.

In addition, the Company's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, or (4) by 75% of the outstanding Common Stock of the Company as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Company's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Company's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Company's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Company's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Company; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Company, in taking any action (including actions on Business Combinations), to consider, without limitation, both the long term and the short term interests of the Company and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Company believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, LLC, Brooklyn, New York, is the Company's transfer agent. The shares of the Company's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Company's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Company will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Company's laborers, servants or employees (other than contractors) for services performed by them for the Company. Except as indicated above, no holders of the Company's Common Stock will be personally liable for the debts of the Company solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Company and key officers of the Bank as of June 30, 2013, are as follows:

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Robert U. Blades, Jr.	65	Director	1985	1982 – 2010 President of A.L. Blades and Sons, Inc. (bridge and road contractor) 2010 – Present - President of Blades Holding Company, Inc.
Brenda L. Copeland	61	President, Chief Executive Officer and Director	2003	2003 - Present - President & CEO of Steuben Trust Corporation and Steuben Trust Company
Michael E. Davidson	57	Director	2008	2003 – Present - President A. Davidson & Bros. Inc. Furniture Retailer
Charles M. Edmondson	71	Director	2005	2000 – Present - President, Alfred University
Jack R. Emrick	58	Senior Vice President and Retail Bank Manager	N/A	1992 – Present - Senior Vice President and Retail Bank Manager-Steuben Trust Company
Stoner E. Horey	67	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2009 – 2011 Hospitalist, The Exigence Group 2011 – Present – Physician, Delphi Medical Services
Sue A. Lacy	58	Senior Vice President and Human Resources Manager	N/A	1988 – Present - Human Resources Manager Steuben Trust Company
L. Victor Myers	65	Director	2011	2005 – 2010 SVP & Commercial & Agricultural Loan Officer Steuben Trust Company 2011 – Present – Retired
James P. Nicoloff	58	Executive Vice President and Chief Financial Officer	N/A	1992 – Present - Executive Vice President and Chief Financial Officer-Steuben Trust Corporation and Steuben Trust Company
Charles D. Oliver	70	Director	1992	Presently is, and has been for the past 5 years General Manager Charles F. Oliver & Son (farm machinery dealer)
Amanda S. Parker	49	Director	2012	Presently is and has been for the past 5 years-CPA/Partner Bonadio & Company

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Amber R. Phelps	46	Executive Vice President, IT Systems and Operations Manager	N/A	1995 – 2004- Assistant Vice President & Information Systems Officer-Steuben Trust Company 2004 – 2006 Vice President & Information Systems Officer-Steuben Trust Company 2006 – 2012 - Senior Vice President & Manager Of Information Technology Department-Steuben Trust Company 2012-Present – Executive Vice President, IT Systems and Operations Manager-Steuben Trust Company
David A. Shults	69	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	71	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	60	Director	1999	Retired – Community Volunteer
Natalie M. Willoughby	58	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company 6/2006 – Present - Senior Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company
Gregory J. Wood	53	Senior Vice President Commercial Loan Manager	N/A	2005-2009 VP Commercial Lending, Bank of Castile 2010 – Present - Senior Vice President Commercial Lending, Steuben Trust Company

Each of the officers of the Company and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Company are also directors of the Bank. During 2012, the Bank held 12 Board meetings and 28 Committee meetings. Beginning in May 2013, directors received $575 for each Board meeting attended and $350 for each Committee meeting attended. Directors also receive a $4,200 retainer fee ($2,000 additional for the board chairman, plus an additional $500 for the chairs of the Audit, Personnel, Loan, Trust and Scholarship committees) if they attend at least 60% of the Board meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2012, for each of the five highest paid persons who were then officers of the Company or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$730,978*
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$230,911*
Gregory J. Wood	Senior Vice President and Commercial Loan Manager of Steuben Trust Company	$165,108*
Amber R. Phelps	Executive Vice President IT Systems & Operations Manager of Steuben Trust Company	$142,831*
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$137,445*

*Figures include an accelerated bonus paid December 31, 2012.

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Company, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

On April 15, 2010, the Company's shareholders approved the adoption of a share based compensation plan, the Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan (the "Incentive Plan") for all employees. The Incentive Plan permits the granting of non-qualified and incentive stock options and restricted stock grants, and reserves 80,000 shares of the Company's stock for issuance thereunder.

The Incentive Plan is administered by a committee of the Board of Directors which is responsible for designating employees to receive awards, the type and number of awards granted and establishing the terms and conditions of the awards. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years. The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of June 30, 2013, by (i) each of the three highest paid persons who were then officers and/or Directors of the Company, (ii) all executive officers and Directors of the Company as a group, and (iii) each shareholder that owns more than 10% of the Company's Common Stock:

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland (2) One Steuben Square Hornell, New York 14843	11,925.962	*
James P. Nicoloff (3) One Steuben Square Hornell, New York 14843	3,700.000	*
Gregory J. Wood (4) One Steuben Square Hornell, New York 14843	1,100.000	*
David A. Shults (5) 9 Seneca Street Hornell, New York 14843	245,967.764	14.9
All Directors and Executive Officers as a Group (19 persons, including those named above)	402,522.649	24.5

* Indicates less than 1% of the Company's issued and outstanding shares of Common Stock.

(1) The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after June 30, 2013. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 11,315.527 shares owned directly by Ms. Copeland, of which 900.000 are shares in underlying options exercisable on or after February 17, 2013, and 610.435 shares owned by Ms. Copeland's spouse over which she has voting control as the holder of a power-of-attorney.

(3) Includes 800.000 shares in underlying options exercisable on or after February 17, 2012.
Includes 600.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 800.000 shares in underlying options exercisable on or after April 2, 2013.

(4) Includes 200.000 shares in underlying options exercisable on or after February 17, 2012.
Includes 300.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 400.000 shares in underlying options exercisable on or after April 2, 2013.

(5) Includes (i) 81,203.410 shares owned by Mr. D. Shults directly, (ii) 21,104.181 shares owned by Mr. D. Shults' spouse, (iii) 143,660.173 shares owned by members of Mr. D. Shults' family over which he has voting control as the holder of a power-of-attorney.

The following table sets forth the shares awarded active officers under the Incentive Plan as of June 30, 2013:

Name of Holder	Number of shares of Common Stock	Exercise Price	Vesting Dates	Shares Exercised
Brenda L. Copeland	1,200	$26.00	February 17, 2012	1,200
	900		February 17, 2013	
	900		February 17, 2014	
	1,200	$27.00	April 2, 2013	1,200
	900		April 2, 2014	
	900		April 2, 2015	
	1,200	$30.00	May 1, 2014	
	900		May 1, 2015	
	900		May 1, 2016	
James P. Nicoloff	800	$26.00	February 17, 2012	
	600		February 17, 2013	
	600		February 17, 2014	
	800	$27.00	April 2, 2013	
	600		April 2, 2014	
	600		April 2, 2015	
	800	$30.00	May 1, 2014	
	600		May 1, 2015	
	600		May 1, 2016	
Gregory J. Wood	400	$26.00	February 17, 2012	200
	300		February 17, 2013	
	300		February 17, 2014	
	400	$27.00	April 2, 2013	
	300		April 2, 2014	
	300		April 2, 2015	
	200	$30.00	May 1, 2014	
	200		May 1, 2015	
	200		May 1, 2016	
	200		May 1, 2017	
	200		May 1, 2018	
All Executive Officers as a Group (7 persons including those named above)	3,200	$26.00	February 17, 2012	1,400
	2,400		February 17, 2013	
	2,400		February 17, 2014	
All Executive Officers as a Group (7 persons including those named above)	3,400	$27.00	April 2, 2013	1,200
	2,550		April 2, 2014	
	2,550		April 2, 2015	
All Executive Officers as a Group (9 persons including those named above)	3320	$30.00	May 1, 2014	
	2570		May 1, 2015	
	2570		May 1, 2016	
	320		May 1, 2017	
	320		May 1, 2018	

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Company or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Company's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Company is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or results of the operations of the Company.

AVAILABLE INFORMATION

The Company's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Company has filed with the Securities and Exchange Commission ("SEC") a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("COMPANY") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE COMPANY'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE COMPANY IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE COMPANY'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2012, and 2011, and for the years then ended have been included herein in the Form 1-A Offering Statement in reliance upon the report of Crowe Horwath LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Underberg & Kessler LLP, Rochester, New York.

INDEPENDENT AUDITOR'S REPORT



Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Steuben Trust Corporation, which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 8, 2013

Consolidated Statements of Financial Condition
December 31, 2012 and 2011
(In thousands, except share amounts)

	2012	2011
ASSETS		
Cash and due from banks	$ 15,008	17,237
Securities available-for-sale	134,743	130,378
Securities held-to-maturity (fair value $6,424 in 2012 and $3,413 in 2011)	6,267	3,281
Loans, net of allowance of $2,875 in 2012 and $2,815 in 2011	240,476	218,782
Premises and equipment, net	7,497	6,561
Accrued interest receivable	1,446	1,498
Intangible assets, net	102	109
Bank owned life insurance	8,534	8,265
Other assets	5,416	4,540
TOTAL ASSETS	**$ 419,489**	**390,651**
LIABILITIES		
Deposits		
Non-interest bearing	$ 79,997	72,364
Interest bearing	250,037	242,071
Total deposits	**330,034**	**314,435**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	41,500	29,250
Accrued interest payable	97	161
Other liabilities	5,073	5,656
Total liabilities	**378,766**	**351,564**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,728,385 shares issued in 2012, 1,706,574 shares issued in 2011,	$ 1,728	1,707
Additional paid-in capital	4,469	3,865
Non-controlling interest	314	314
Undivided profits	33,464	32,358
Accumulated other comprehensive income	2,559	2,161
Treasury stock, at cost, 76,300 shares in 2012, 58,326 shares in 2011	(1,811)	(1,318)
Total Shareholders' Equity	**40,723**	**39,087**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 419,489**	**390,651**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2012 and 2011
(In thousands, except share amounts)

	2012	2011
INTEREST INCOME		
Loans	$ 11,808	11,958
Taxable securities	2,334	2,615
Tax Exempt securities	1,588	1,470
Federal funds sold and other	-	2
Total interest income	**15,730**	**16,045**
INTEREST EXPENSE		
Savings and time deposits	872	1,144
Federal Home Loan Bank advances	409	559
Subordinated debentures	108	135
Total interest expense	**1,389**	**1,838**
Net interest income	14,341	14,207
Provision for loan losses	166	583
Net interest income after provision for loan losses	**14,175**	**13,624**
OTHER INCOME		
Service charges	2,600	2,460
Trust income	868	854
Gain on sale of investments and other assets	289	522
Other	789	844
Total other income	**4,546**	**4,680**
OPERATING EXPENSES		
Salaries and employee benefits	7,793	7,584
Occupancy	825	821
Depreciation and amortization	458	462
Marketing and public relations	167	151
Office supplies, printing, postage and courier	433	425
Professional fees	204	192
Furniture and equipment maintenance	587	536
Other operating	2,229	2,288
Total operating expenses	**12,696**	**12,459**
Income before income taxes	**6,025**	**5,845**
INCOME TAXES	1,626	1,585
NET INCOME	**$ 4,399**	**4,260**
Less: Net income attributable to non-controlling interest	28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 4,371**	**4,232**
Basic Earnings Per Share	**$ 2.66**	**2.58**
Diluted Earnings Per Share	**$ 2.66**	**2.58**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income Years Ended December 31, 2012 and 2011

(In thousands, except share data)

	2012	2011
Net Income	$ 4,399	4,260
Other comprehensive income:		
Unrealized gains/losses on securities:		
Unrealized holding gain/(loss) arising during the period	206	5,483
Reclassification adjustment for (gains)/losses included in net income	(149)	(334)
Tax effect	(22)	(1,992)
Net of tax	35	3,157
Defined benefit pension plans:		
Net (loss) gain arising during period	(1,058)	(1,453)
Reclassification adjustment for amortization of prior service cost and net gain/(loss) included in net periodic pension cost	274	169
Curtailment	1,376	-
Tax effect	(229)	497
Net of tax	363	(787)
Total other comprehensive income	398	2,370
Comprehensive income	$ 4,797	6,630

Consolidated Statements of Shareholders' Equity Years Ended December 31, 2012 and 2011

(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2010	$ 1,696	3,554	314	29,694	(209)	(1,308)	33,741
Net income	-	-	28	4,232	-	-	4,260
Other comprehensive income	-	-	-	-	2,370	-	2,370
Cash dividends paid:							
$0.955 per Common share	-	-	(28)	(1,568)	-	-	(1,596)
Stock based compensation plan expense	-	9	-	-	-	-	9
Treasury shares purchased:							
5,502 Common shares	-	-	-	-	-	(142)	(142)
Stock sold:							
16,463 Common shares	11	302	-	-	-	132	445
BALANCE, DECEMBER 31, 2011	$ 1,707	3,865	314	32,358	2,161	(1,318)	39,087
Net income	-	-	28	4,371	-	-	4,399
Other comprehensive income	-	-	-	-	398	-	398
Cash dividends paid:							
$1.990 per Common share	-	-	(28)	(3,265)	-	-	(3,293)
Stock based compensation plan expense	-	11	-	-	-	-	11
Stock options exercised, including tax benefit							
1,200 Common shares	-	-	-	-	-	31	31
Treasury shares purchased:							
30,694 Common shares	-	-	-	-	-	(804)	(804)
Stock sold:							
33,331 Common shares	21	593	-	-	-	280	894
BALANCE, DECEMBER 31, 2012	$ 1,728	4,469	314	33,464	2,559	(1,811)	40,723

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011
(In thousands)

		2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$	4,399	4,260
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		458	462
Provision for loan losses		166	583
Subsequent write down of other real estate		61	60
Gain on sale of securities		(149)	(334)
Amortization/accretion on securities available for sale		914	669
Gain on sale of loans held for sale		(140)	(188)
Loss on sale of other real estate		-	7
Stock based compensation plan expense		11	9
Deferred income tax expense		(104)	(390)
Net principal disbursed on loans held for sale		(3,934)	(4,914)
Proceeds from sale of loans held for sale		4,074	5,102
Change in:			
Accrued interest receivable		52	(132)
Other assets		(1,152)	190
Accrued interest payable		(64)	(58)
Other liabilities		(105)	(198)
Net cash provided by operating activities		**4,487**	**5,128**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale		4,153	10,404
Proceeds from maturities and redemptions of securities available for sale		7,657	9,735
Principal payments on securities available for sale		15,250	11,512
Purchases of securities available for sale		(32,132)	(57,140)
Purchases of securities held to maturity		(5,706)	(2,047)
Proceeds from maturities and redemptions of securities held to maturity		2,719	3,203
Proceeds from maturities of interest bearing time deposits with other financial institutions		-	147
Net increase in loans		(22,014)	(11,341)
Proceeds from sale of other real estate		-	145
Capital expenditures		(1,320)	(563)
Net cash used in investing activities		**(31,393)**	**(35,945)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits		15,599	33,122
Repayment of Federal Home Loan Bank advances		(61,750)	(17,500)
Proceeds from Federal Home Loan Bank advances		74,000	27,250
Common stock issued, dividend reinvestment plan		582	289
Treasury stock sold		343	156
Treasury stock purchased		(804)	(142)
Dividends paid		(3,293)	(1,596)
Net cash provided by financing activities		**24,677**	**41,579**
NET CHANGE IN CASH AND CASH EQUIVALENTS		**(2,229)**	**10,762**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**17,237**	**6,475**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**15,008**	**17,237**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		**2012**	**2011**
Cash paid during the year for:			
Interest	$	1,453	1,896
Income taxes		1,903	1,628
Non-cash investing activities:			
Transfer from loans to Other Real Estate Owned		154	74

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany, Livingston, Monroe and Wyoming counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 8, 2013, which is the date the financial statements were available to be issued.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities, carried at amortized cost, that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale when the security might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on residential, commercial real estate (construction and other) and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans including auto and other, are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

For all classes of loans, interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent five years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment is included below:

Commercial Loans - Commercial loans are made to businesses generally located within the primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans we consider the net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the enterprise's financial performance and the financial strength of the business owners and/or guarantors.

Commercial Real Estate Loans – We originate commercial real estate loans that are secured by properties used for business purposes, where the primary source of repayment is derived from rental income associated with the property. These properties include office buildings and retail facilities generally located within our primary market area. Underwriting policies provide that commercial real estate loans are in amounts less than the appraised value of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner's and/or guarantor's financial strength, expertise and credit history. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Residential Real Estate Loans – Mortgage loans include residential mortgages and home equity loans secured by one to four family residences located within our primary market area. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Loans in excess of 80% of the appraised value of the property securing the loan require private mortgage insurance. The Company does not engage in subprime lending.

Consumer Loans – We originate consumer loans including auto loans to consumers in our primary market area. Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically will have shorter terms and lower balances with higher yields as compared to real estate loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the rights (free of conditions that constrain it taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure are initially recorded at fair value less costs to sell when acquired, which establishes a new cost basis. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after foreclosure are expensed.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and a former executive officer. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and changes in the funded status of the pension plan, net of the related tax effect.

Earnings Per Share

Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

The factors used in earnings per share computation are as follows (in thousands, except share and per share data):

	2012	2011
Basic:		
Net income available to common shareholders	$ 4,371	4,232
Weighted average common shares outstanding	1,640,362	1,643,234
Basic earnings per common share	$ 2.66	2.58
Diluted:		
Net income available to common shareholders	$ 4,371	4,232
Weighted average common shares outstanding for basic earnings per common share	1,640,362	1,643,234
Add: Dilutive effects of stock options	206	179
Average shares and dilutive potential common shares	1,640,568	1,643,413
Diluted earnings per share	$ 2.66	2.58

Stock options for 8,500 shares of common stock were not considered in computing diluted earnings per share for 2012 because they were antidilutive. There were no stock options at December 31, 2011 that were antidilutive.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for full-time employees who have attained the age of 21 and have a minimum of one year of service. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. For the 2010 plan year, the Bank adopted a provision which provides a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred up to a maximum of 4%. Employer contributions are funded as they are accrued. There is also a discretionary contribution that may be paid to eligible employees. This is subject to approval by the board of directors annually.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.

Adoption of New Accounting Standards

In June 2011, the Financial Accounting Standards Board (FASB) amended guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The adoption of this amendment changed the presentation of the components of comprehensive income for the Company as part of the consolidated statement of shareholder's equity.

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU (Accounting Standards Update) clarifies that creditors are precluded from using the effective interest method. A creditor must now focus on other considerations, such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. The guidance was effective for reporting periods after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments were applied prospectively for the annual period beginning on or after June 15, 2011. The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

Notes To Consolidated Financial Statements

3. SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolio at December 31, 2012 and 2011 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for securities available for sale (in thousands):

2012		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	29,938	3,305	-	33,243
State and municipal securities		46,779	2,558	50	49,287
U.S. Agency Mortgage-backed securities-residential		49,352	1,839	40	51,151
U.S. Corporate Bonds		1,024	38	-	1,062
Total securities available-for-sale	**$**	**127,093**	**7,740**	**90**	**134,743**
Held-to-maturity					
State and municipal securities	$	6,267	157	-	6,424
Total securities held-to-maturity	**$**	**6,267**	**157**	**-**	**6,424**

2011		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	37,094	2,932	-	40,026
State and municipal securities		39,510	2,916	1	42,425
U.S. Agency Mortgage-backed securities-residential		46,181	1,746	-	47,927
Total securities available-for-sale	**$**	**122,785**	**7,594**	**1**	**130,378**
Held-to-maturity					
State and municipal securities	$	3,281	132	-	3,413
Total securities held-to-maturity	**$**	**3,281**	**132**	**-**	**3,413**

Sales of available-for-sale securities were as follows (in thousands):

		2012	2011
Proceeds	$	4,153	10,404
Gross gains		149	334
Gross losses		-	-

The tax provision related to these net realized gains and losses was $58,000 and $130,000, respectively.

Notes To Consolidated Financial Statements

3. SECURITIES *(continued)*

Securities with unrealized losses at December 31, 2012 and 2011, not recognized in income, are as follows (in thousands):

	2012		2011	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	5,081	50	263	1
U.S. Agency Mortgage-backed securities-residential	7,134	40	-	-
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 12,215**	**90**	**263**	**1**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

There were no securities with unrealized losses greater than 12 months for 2012 and 2011.

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the securities approach their maturity date and /or market rates adjust favorably.

The following is a tabulation of debt securities by maturity date as of December 31, 2012 (in thousands):

	Amortized Cost	**Fair Value**
Available-for-sale		
Due in one year or less	$ 3,440	3,480
Due after one year through five years	23,533	25,091
Due after five years through ten years	48,358	52,242
Due after ten years	51,762	53,930
Total available-for-sale	**$ 127,093**	**134,743**
Held-to-maturity		
Due in one year or less	$ 4,965	4,995
Due after one year through five years	1,083	1,166
Due after five years through ten years	219	263
Due after ten years	-	-
Total held-to-maturity	**$ 6,267**	**6,424**

At December 31, 2012 and 2011, securities with a fair value of $123,786,000 and $120,513,000 respectively, were pledged to secure governmental deposits, Federal Home Loan Bank advances and for other purposes as required or permitted by law.

Notes To Consolidated Financial Statements

4. LOANS

The following is a summary of loans outstanding at year-end (in thousands):

	2012	2011
Residential mortgages and home equity loans	$ 91,811	83,177
Commercial loans	90,875	93,120
Commercial real estate loans	45,149	27,696
Consumer loans	15,091	17,167
Total	242,926	221,160
Net unearned loan origination fees and costs	425	437
Total loans	**$ 243,351**	**221,597**

The recorded investment in loans includes principal outstanding adjusted for net unearned loan origination fees and cost, net loan premiums and discounts and loss on any loan charge-offs. The recorded investment in loans does not include accrued interest receivable, as the effect is not considered to be material. Commercial real estate loans are defined as loans secured by real estate for which rental income on the collateral property is the primary source of repayment of the loan.

The Company's market area is generally Steuben, Allegany, Livingston, Monroe and Wyoming counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The following is a summary of changes in the allowance for loan losses by portfolio segment as of December 31, 2012 and 2011 (in thousands):

2012	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,454	588	53	270	450	2,815
Provision for loan losses	(122)	264	100	1	(77)	166
Loan charge-offs	(92)	-	-	(129)	-	(221)
Recoveries	34	-	-	81	-	115
Total ending allowance balance	**$ 1,274**	**852**	**153**	**223**	**373**	**2,875**

2011	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,093	286	61	337	673	2,450
Provision for loan losses	469	302	(3)	38	(223)	583
Loan charge-offs	(214)	-	(5)	(164)	-	(383)
Recoveries	106	-	-	59	-	165
Total ending allowance balance	**$ 1,454**	**588**	**53**	**270**	**450**	**2,815**

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012 and 2011 (in thousands):

2012		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	448	-	-	-	448
Collectively evaluated for impairment		1,274	404	153	223	373	2,427
Total ending allowance balance	$	1,274	852	153	223	373	2,875
Loans:							
Individually evaluated for impairment	$	208	1,264	-	-	-	1,472
Collectively evaluated for impairment		90,646	43,885	92,188	15,160	-	241,879
Total ending loan balance	$	90,854	45,149	92,188	15,160	-	243,351

2011		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	383	-	-	-	383
Collectively evaluated for impairment		1,454	205	53	270	450	2,432
Total ending allowance balance	$	1,454	588	53	270	450	2,815
Loans:							
Individually evaluated for impairment	$	-	1,264	-	-	-	1,264
Collectively evaluated for impairment		93,097	26,432	83,564	17,240	-	220,333
Total ending loan balance	$	93,097	27,696	83,564	17,240	-	221,597

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011 (in thousands):

2012	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ 208	208	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	448	1,264	-	-
Residential	-	-	-	-	-	-
Total	$ 1,472	1,472	448	1,264	-	-

2011	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	1,016	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	383	253	-	-
Residential	-	-	-	-	-	-
Total	$ 1,264	1,264	383	1,269	-	-

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

Nonaccural loans and loans past due 90 days and over and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days and over and still on accrual by class of loans as of December 31, 2012 and 2011 (in thousands):

	2012			2011		
	Loans Past Due 90 Days and Over and Still Accruing	**Nonaccrual**	**Total**	**Loans Past Due 90 Days and Over and Still Accruing**	**Nonaccrual**	**Total**
Commercial	$ 17	141	158	$ -	523	523
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	1,264	1,264	-	1,264	1,264
Consumer:	-					
Auto-direct	-	1	1	-	1	1
Auto-indirect	-	7	7	-	31	31
Other	-	24	24	-	25	25
Residential	70	509	579	-	431	431
Total	**$ 87**	**1,946**	**2,033**	**$ -**	**2,275**	**2,275**

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 and 2011 by class of loans (in thousands):

2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 399	88	133	620	90,234	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	183	-	1,264	1,447	43,702	45,149
Consumer:						
Other	8	1	16	25	7,165	7,190
Auto-direct	7	10	1	18	4,240	4,258
Auto-indirect	133	15	15	163	3,549	3,712
Residential	758	130	288	1,176	91,012	92,188
Total	**$ 1,488**	**244**	**1,717**	**3,449**	**239,902**	**243,351**

2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 157	31	250	438	92,659	93,097
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	-	-	1,264	26,432	27,696
Consumer:						
Other	65	1	22	88	7,425	7,513
Auto-direct	29	-	1	30	4,311	4,341
Auto-indirect	68	9	22	99	5,287	5,386
Residential	570	89	168	827	82,737	83,564
Total	**$ 2,153**	**130**	**463**	**2,746**	**218,851**	**221,597**

Troubled Debt Restructurings:

The Company has not identified any troubled debt restructurings as of December 31, 2012 and 2011.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100,000, and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings.

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100,000 or are included in groups of homogeneous loans. Loans categorized as "not rated" are evaluated based on delinquency which is previously presented. As of December 31, 2012 and 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

2012	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,150	6,706	998	-	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	41,951	1,848	1,350	-	45,149
Consumer	15,160	-	-	-	-	15,160
Residential	92,188	-	-	-	-	92,188
Total	**$ 107,348**	**125,101**	**8,554**	**2,348**	**-**	**243,351**

2011	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	84,523	7,016	1,508	50	93,097
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	25,460	972	1,264	-	27,696
Consumer	17,240	-	-	-	-	17,240
Residential	83,564	-	-	-	-	83,564
Total	**$ 100,804**	**109,983**	**7,988**	**2,772**	**50**	**221,597**

5. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2012 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 33,243	-	33,243	-
State and municipal securities	49,287	-	49,287	-
U.S. Agency mortgage-backed securities-residential	51,151	-	51,151	-
U.S. Corporate Bonds	1,062	-	1,062	-
Total investment securities available-for-sale	**$ 134,743**	**-**	**134,743**	**-**

		Fair Value Measurements at December 31, 2011 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 40,026	-	40,026	-
State and municipal securities	42,425	-	42,425	-
U.S. Agency mortgage-backed securities-residential	47,927	-	47,927	-
Total investment securities available-for-sale	**$ 130,378**	**-**	**130,378**	**-**

There were no transfers between Level 1 and Level 2 during 2012 or 2011.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Assets measured at fair value on nonrecurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 816	-	-	816
Other real estate owned, net:				
Commercial	533	-	-	533

		Fair Value Measurements at December 31, 2011 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 881	-	-	881
Other real estate owned, net				
Commercial Real Estate	525	-	-	525

The following table represents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis at December 31, 2012:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial real estate	$ 816	Income approach	Capitalization rate	9.0%
Real estate owned:				
Commercial	475	Market approach	Market approach represents recent sales contract for subject property	0.0%
Commercial	58	Sales comparison approach	Adjustment for differences between the comparable sales	3.7%

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,264,000, with a valuation allowance of $448,000 at December 31, 2012, resulting in an additional provision for loan losses of $65,000 for the year ending December 31, 2012. At December 31, 2011, impaired loans had a carrying amount of $1,264,000, with a valuation allowance of $383,000, resulting in an additional provision for loan losses of $383,000 for the year ending December 31, 2011.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $533,000, which is made up of the outstanding balance of $595,000, net of a valuation allowance of $62,000 at December 31, 2012, resulting in a write-down of $61,000 for the year ending December 31, 2012. At December 31, 2011, other real estate owned had a net carrying amount of $525,000, which is made up of the outstanding balance of $700,000, net of a valuation allowance of $175,000, resulting in a write-down of $60,000 for the year ending December 31, 2011.

The carrying amount and estimated fair values of financial instruments at December 31, 2012 and 2011 were as follows (in thousands):

	Carrying Amount	Fair Value Measurements at December 31, 2012 Using:			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash and due from banks	$ 15,008	15,008	-	-	15,008
Securities available-for-sale	134,743	-	134,743	-	134,743
Securities held-to-maturity	6,267	-	6,424	-	6,424
Net loans	240,476	-	-	244,298	244,298
Accrued interest receivable	1,446	-	916	530	1,446
Financial liabilities					
Demand and savings deposits	(232,533)	(232,533)	-	-	(232,533)
Time deposits	(97,501)	-	(97,689)	-	(97,689)
Advances from FHLB	(41,500)	-	(41,781)	-	(41,781)
Subordinated debentures	(2,062)	-	(1,628)	-	(1,628)
Accrued interest payable	(97)	-	(97)	-	(97)

	December 31, 2011	
	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	17,237	17,237
Securities available-for-sale	130,378	130,378
Securities held-to-maturity	3,281	3,413
Net loans	218,782	225,055
Accrued interest receivable	1,498	1,498
Financial liabilities		
Demand and savings deposits	(204,633)	(204,633)
Time deposits	(109,802)	(110,256)
Advances from FHLB	(29,250)	(29,792)
Subordinated debentures	(2,062)	(1,060)
Accrued interest payable	(161)	(161)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Borrowings: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification. The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counter parties credit standing. The fair value of commitments is not material.

6. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2012 and 2011 was as follows (in thousands):

	2012	2011
Other real estate owned	$ 1,440	1,285
Valuation allowance	(237)	(176)
Net other real estate owned	**$ 1,203**	**1,109**

Activity in the valuation allowance was as follows (in thousands):

	2012	2011
Beginning of Year	$ 176	124
Additions charged to expense	61	60
Direct write-downs	-	(8)
End of Year	**$ 237**	**176**

Expenses related to foreclosed assets include (in thousands):

	2012	2011
Net loss/(gain) on sales	$ -	7
Provision for unrealized losses	61	60
Operating expenses, net of rental income	(29)	(11)
End of Year	**$ 32**	**56**

Notes To Consolidated Financial Statements

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Land	$ 2,151	2,141
Bank premises	7,747	7,174
Furniture and equipment	6,503	5,766
Cost basis	16,401	15,081
Accumulated depreciation	8,904	8,520
Net	**$ 7,497**	**6,561**

Depreciation expense was $384,000 and $391,000 for 2012 and 2011, respectively. The Company retired $3,421,000 in fully depreciated assets during 2011.

Operating Leases

The Company leases certain branch properties and equipment under operation leases. Rent expense was $240,000 for 2012 and $242,000 for 2011. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2013	$ 199
2014	137
2015	123
2016	75
2017	47
Thereafter	230
Total	**$ 811**

8. GOODWILL AND INTANGIBLE ASSETS

The Company acquired Canisteo Savings and Loan Association (Canisteo) on February 20, 2009. As a result of this acquisition, goodwill of $64,000 was recorded by the Company. An annual impairment analysis of goodwill is performed with any identified impairment charged to expense. Also as a result of this acquisition, a core deposit intangible amount of $65,000 was initially recorded by the Company. The Company recorded $7,000 in amortization expense associated with this item during 2012 and 2011. The remaining net amount of $38,000 is included in intangible assets on the Statement of Financial Condition. The remaining core deposit intangible will be amortized over 6 more years.

Notes To Consolidated Financial Statements

9. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2012			
Federal	$ 1,425	(85)	1,340
State	305	(19)	286
Total	**$ 1,730**	**(104)**	**1,626**

	Current	Deferred	Total
Year ended December 31, 2011			
Federal	$ 1,632	(319)	1,313
State	343	(71)	272
Total	**$ 1,975**	**(390)**	**1,585**

The actual and statutory tax rates on operations for the years ended December 31, 2012 and 2011 differ as follows:

	2012	2011
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(10.2)	(10.0)
State taxes, net of federal income tax benefit	3.1	3.1
Other	0.2	0.1
Actual rate	**27.1 %**	**27.2 %**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below (in thousands):

	2012	2011
Deferred tax assets		
Allowance for loan losses	$ 956	931
Deferred Compensation	930	832
Pension Plan	1,345	1,574
Other	263	224
Total gross deferred tax assets	**3,494**	**3,561**
Deferred tax liabilities		
Depreciation	109	92
Net unrealized gain on securities available for sale	2,959	2,937
Prepaid pension expenses	681	634
Other	184	190
Total gross deferred tax liabilities	**3,933**	**3,853**
Net deferred tax liability	**$ (439)**	**(292)**

Notes To Consolidated Financial Statements

9. INCOME TAXES *(continued)*

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

At December 31, 2012 and 2011 the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to increase significantly within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended December 31, 2012 and 2011 and no amounts accrued for penalties as of December 31, 2012 and 2011.

The Company is subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2009.

10. DEPOSITS

Contractual maturities of time deposits at December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Under three months	$ 19,132	24,683
Three to twelve months	54,295	56,153
Over one year to three years	22,895	26,932
Over three years	1,179	2,034
Total time deposits	**$ 97,501**	**109,802**

Time deposits of $100,000 and over were $37,821,000 and $47,176,000 at December 31, 2012 and 2011, respectively. Included in time deposits were $29,842,000 in brokered deposits at December 31, 2012 compared to $13,740,000 at December 31, 2011.

11. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plan. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012. This action decreased the projected benefit obligation of the plan by $1,373,000.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2012 and 2011, using the actuarial data measured at December 31, 2012 and 2011 (in thousands):

	2012	2011
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 10,467	8,993
Service cost	558	520
Interest cost	517	501
Actuarial (gain)/loss	1,381	903
Benefits paid and plan expenses	(453)	(450)
Curtailments	(1,373)	-
Benefit obligation at end of year	**11,097**	**10,467**
Change in plan assets:		
Fair value of plan assets at beginning of year	8,037	7,912
Actual return on plan assets	890	(4)
Benefits paid and plan expenses	(439)	(443)
Contributions	892	572
Fair value of plan assets at end of year	**9,380**	**8,037**
Funded status at end of year (plan assets less benefit obligation)	**$ (1,717)**	**(2,430)**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2012 and 2011 consists of (in thousands):

	2012	2011
Unrecognized net actuarial loss (net of tax)	$ (2,131)	(2,494)

The amount of net actuarial loss that will be amortized in 2013 is $225,000. The accumulated benefit obligation for the years ended December 31, 2012 and 2011 was $11,097,000 and $9,198,000 respectively. Pension costs consist of the following components for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Service cost	$ 558	520
Interest on projected benefit obligation	517	501
Expected return on plan assets	(581)	(553)
Amortization of net loss	274	169
Curtailment loss	3	-
Net periodic pension expense	**$ 771**	**637**

Weighted-average of assumptions used to determine net periodic cost are as follows:

	2012	2011
Discount rate	5.07%	5.68%
Expected long-term rate of return	7.00%	7.00%
Rate of Compensation Increase	3.00%	3.00%

Weighted-average assumptions used to determine pension benefit obligations at year end are as follows:

	2012	2011
Discount rate	4.13%	5.07%
Rate of Compensation Increase	0.00%	3.00%

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The New York State Bankers Retirement System's (The "System") overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for System assets are shown in the next table. Cash equivalents consist primarily of government issues and short term investment funds. Equity securities primarily include investments in common stock, depository receipts, preferred stock and real estate investment trusts. Fixed income securities include corporate bonds, government issues, mortgage backed securities, municipals and other asset backed securities.

The weighted average expected long-term rate of return is estimated based on current trends in System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by ASOP No. 27 "Selection of Economic Assumptions for Measuring Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities	Dividend discount model, the smoothed earnings yield model and the equity risk premium model
Fixed income securities	Current yield-to-maturity and forecasts of future yields
Other financial instruments	Comparison of the specific investment's risk to that of fixed income and equity instruments and using judgment

The long-term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition, forecasts by economists and others for long-term GDP growth were factored into the development of assumptions for earnings growth and per capital income.

Effective September 2011, the System revised its investment guidelines. The System currently prohibits its investment managers from purchasing any security greater than 5% of the portfolio at the time of purchase or greater than 8% at market value in any one issuer. In addition, the following investments are prohibited:

Equity securities	Short sales, Unregistered securities and Margin purchases
Fixed income securities	Securities of less than Baa2/BBB quality, mortgage backed derivatives that have an inverse floating rate coupon or are interest only securities, asset backed securities that are not issued or guaranteed by the U.S., or its agencies or its instrumentalities, securities of less than A-quality may not in the aggregate exceed 10% of the investment manager's portfolio.
Other financial instruments	Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

Prior to September 2011 investments in emerging countries as defined by the Morgan Stanley Emerging Markets Index and structured notes were prohibited.

All other investments not prohibited by the System are permitted. At December 31, 2012 and December 31, 2011 the System holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the System.

Asset Category	Target Allocation 2013	Percentage of Plan Assets at December 31, 2012	Percentage of Plan Assets at December 31, 2011	Weighted-Average Expected Long-Term Rate of Return
Cash equivalents	0-20%	12.8%	10.6%	0.38%
Equity securities	40-60%	45.5%	47.9%	3.95%
Debt securities	40-60%	41.7%	41.5%	1.90%
Other financial instruments	0-5%	-	-	-

Fair Value of Plan Assets

Fair Value is defined under ASC 820 "Fair Value Measurements and Disclosures" as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using the Net Asset Value (NAV) are classified as level 2 if the System can redeem its investment with the investee at the NAV at the measurement date. If the System can never redeem the investment with the investee at the NAV, it is considered a level 3. If the System can redeem the investment at the NAV at a future date, the System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

The System uses the Thomson Reuters Pricing Service to determine the fair value of equities and the pricing service of IDC Corporate USA to determine the fair value of fixed income securities. In accordance with ASC 820, the following tables (rounded to the nearest thousands) represent the Plan's fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The following table represents the Plan's assets at fair value by class, as of December 31, 2012 and 2011 (in thousands):

	2012			
	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Foreign currencies	$ 10	-	-	10
Government Issues		51		51
Short term investment funds (a)	-	1,150	-	1,150
Equities — Total Cash Equivalents	10	1,201	-	1,211
Common Stock	4,131	-	-	4,131
Depository Receipts	92	-	-	92
Preferred Stock	18	-	-	18
Real Estate Investment Trust	18	-	-	18
Fixed Income Sec — Total Equities	4,259	-	-	4,259
Auto loan receivable		51		51
Collateralized mortgage obligations	-	1,017	-	1,017
Corporate Bonds	-	886	-	886
Federal Home Loan Mortgage Corp	-	116	-	116
Federal National Mortgage Assoc		465		465
General National Mortgage Assoc. I		5		5
General National Mortgage Assoc. II		22		22
Government Issues		1,336		1,336
Municipals	-	10	-	10
Other Asset Backed	-	2	-	2
Total Fixed Income Securities	-	3,910	-	3,910
Total Investments	$ 4,269	5,111	-	9,380

(a) Fair value at NAV

	2011			
Cash Equivalents	Level 1	Level 2	Level 3	Total
Foreign currencies	$ 14	-	-	14
Short term investment funds (a)	-	839	-	839
Equities — Total Cash Equivalents	14	839	-	853
Common Stock	3,758	-	-	3,758
Depository Receipts	81	-	-	81
Preferred Stock	12	-	-	12
Real Estate Investment Trust	-	-	-	-
Fixed Income Sec — Total Equities	3,851	-	-	3,851
Auto loan receivable		1		1
Collateralized mortgage obligations	-	785	-	785
Corporate Bonds	-	714	-	714
Federal Home Loan Mortgage Corp	-	139	-	139
Federal National Mortgage Assoc		428		428
General National Mortgage Assoc. I		6		6
General National Mortgage Assoc. II		30		30
Government Issues		1,212		1,212
Municipals	-	9	-	9
Other Asset Backed	-	9	-	9
Total Fixed Income Securities	-	3,333	-	3,333
Total Investments	$ 3,865	4,172	-	8,037

(a) Fair value at NAV

At December 31, 2012 the portfolio was managed by two investment firms. Control was split approximately 49% and 43%, with the remaining 8% under direct control of the System. At December 31, 2011 the portfolio was managed by two investment firms. Control was split approximately 46% and 52%, with the remaining 2% under the direct control of the System.

At December 31, 2012, there was a 12% of portfolio concentration in the State Street Bank & Trust Co. Short Term Investment Fund. At December 31, 2011, there was a 10% of portfolio concentration in the State Street Bank & Trust Co. Short Term Investment Fund.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

Pension Plan Investment Policies

The System was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the System.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Contributions

The Company is not required to make a contribution in 2013.

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year	Pension Benefits
2013	$ 387
2014	430
2015	488
2016	526
2017	602
2018-2022	3,668

Deferred Compensation Plan

The Company has a Deferred Compensation Plan (DCP) which permits active directors and certain executive officers the option to defer receipt of a portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the Prime interest rate reported in the Wall Street Journal and are payable upon retirement. Deferred compensation liability at December 31, 2012 and 2011 was $2,404,000 and $2,151,000, respectively. Deferred compensation expense related to this plan was $247,000 in 2012 and $209,000 in 2011.

In conjunction with the DCP, the Company entered into split-dollar agreements on certain participants, whereby upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed through the purchase of life insurance policies. The cash surrender value of these policies was $8,534,000 and $8,265,000 at December 31, 2012 and 2011, respectively.

401(k) Plan

The Company sponsors a defined contribution profit sharing, 401(k) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $217,000 and $213,000 in 2012 and 2011, respectively.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

2010 Long-Term Stock Incentive Plan

The Company has a share based compensation plan as described below. Total compensation cost that has been charged against income for those plans was $11,000 for 2012 and $9,000 for 2011. The total income tax benefit was $4,000 for both 2012 and 2011.

The Company's 2010 Long-Term Stock Incentive Plan (Plan), which is shareholder approved, permits the grant of share options to its employees for up to 80,000 shares of common stock. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years.

A committee of the Board of Directors will administer the Plan. Their responsibility will include designating participants, determining the type and number of awards granted and establishing the terms and conditions of the awards.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of the grant date.

	2012	2011
Risk-free interest rate	0.78%	1.83%
Expected term (years)	4	4
Expected stock price volatility	15.48%	13.65%
Dividend Yield	3.57%	3.54%

A summary of the activity in the stock option plan for 2012 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	8,500	$ 26.00	4 Years	-
Granted	8,500	$ 27.00	4 Years	-
Exercised	(1,200)	$ 26.00	-	$ 1,200
Forfeited or expired	(500)	$ 26.00	-	-
Outstanding at end of year	15,300	$ 26.56	4 Years	$ 6,800
Fully vested and expected to vest	15,300	$ 26.56	4 Years	$ 6,800
Exercisable at end of year	6,800	$ 26.00	3 Years	$ 6,800

Information related to the stock option plan during the year follows:

	2012	2011
Intrinsic value of options exercised	$ 1,200	-
Cash received from options exercised	$ 31,200	-
Tax benefit realized from options exercised	$ 500	-
Weighted average fair value of options granted	$ 1.79	1.82

As of December 31, 2012, there was $10,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 2 years.

Notes To Consolidated Financial Statements

12. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Balance of loans outstanding at beginning of year	$ 337	408
New loans and increases in existing loans	209	10
Loan principal payments	(187)	(81)
Balance at end of year	**$ 359**	**337**

Deposits for executive officers, directors and their affiliates were $2,519,000 and $2,974,000 at December 31, 2012 and 2011 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $55,000 and $56,000 for the years ended December 31, 2012 and 2011 respectively. Shults & Shults is a partnership owned by David A. Shults and Eric Shults, both of whom are directors and shareholders of the Company.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Notes To Consolidated Financial Statements

13. REGULATORY CAPITAL REQUIREMENTS *(continued)*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation and the New York State Department of Financial Services categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:						
Total Capital (to Risk Weighted Assets)	$ 42,488	17.09 %	$ 19,887	8.00 %	$ 24,859	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	39,613	15.94	9,944	4.00	14,915	6.00
Tier 1 Capital (to Average Assets)	39,613	9.77	16,224	4.00	20,280	5.00
As of December 31, 2011:						
Total Capital (to Risk Weighted Assets)	$ 41,514	17.92 %	$ 18,531	8.00 %	$ 23,164	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	38,699	16.71	9,266	4.00	13,898	6.00
Tier 1 Capital (to Average Assets)	38,699	10.15	15,255	4.00	19,068	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2012 was 9.88% compared to 10.18% for December 31, 2011.

14. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders. Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the New York State Department of Financial Services is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $5,167,000 are available from the Bank at December 31, 2012 without the approval of the New York State Department of Financial Services.

Notes To Consolidated Financial Statements

15. SUBORDINATED DEBENTURES

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets. The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.858% at December 31, 2012.

16. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York at December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Maturities January 2013 through June 2016, fixed rate at rates from 0.42% to 4.62%, averaging 1.06% for December 31, 2012 and 1.73% for December 31, 2011	$ 41,500	29,250

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $37,277,000 and $33,193,000 of first mortgage loans under a blanket lien arrangement at December 31, 2012 and 2011, respectively. Maturities on these advances as of December 31, 2012 are as follows (in thousands):

Year	Amount
2013	$ 29,000
2014	7,000
2015	3,500
2016	2,000
Total	**$ 41,500**

Notes To Consolidated Financial Statements

17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2012 and 2011 amounted to $46,141,000 and $36,394,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2012 and 2011amounted to $2,595,000 and $3,342,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. One of these matters involves a related party of the Company as a co-defendant with the bank with respect to a trust administration matter. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect nor is material to the financial position of the Company. The Company has accrued $55,000 related to this matter at December 31, 2012.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Financial Condition
As of June 30, 2013 and December 31, 2012-Unaudited
(In thousands, except share amounts)

		June 30, 2013	December 31, 2012
ASSETS			
Cash and due from banks	$	13,509	15,008
Securities available-for-sale		145,546	134,743
Securities held-to-maturity (fair value $7,743 in 2013 and $6,424 in 2012)		7,596	6,267
Loans, net of allowance of $2,875 in 2013 and 2012		233,820	240,476
Premises and equipment, net		7,357	7,497
Accrued interest receivable		1,549	1,446
Intangible assets, net		99	102
Bank owned life insurance		8,664	8,534
Other assets		5,778	5,416
TOTAL ASSETS	**$**	**423,918**	**419,489**
LIABILITIES			
Deposits			
Non-interest bearing	$	83,994	79,997
Interest bearing		268,071	250,037
Total deposits		**352,065**	**330,034**
Subordinated debentures		2,062	2,062
Advances from Federal Home Loan Bank		25,000	41,500
Accrued interest payable		91	97
Other liabilities		5,155	5,073
Total liabilities		**384,373**	**378,766**
SHAREHOLDERS' EQUITY			
Common stock - $1 par value; 5,000,000 shares authorized, 1,728,385 shares issued in 2013, 1,728,385 shares issued in 2012,	$	1,728	1,728
Additional paid-in capital		4,494	4,469
Non-controlling interest		314	314
Undivided profits		35,703	33,464
Accumulated other comprehensive income (loss)		(526)	2,559
Treasury stock, at cost, 88,793 shares in 2013, 76,300 shares in 2012		(2,168)	(1,811)
Total Shareholders' Equity		**39,545**	**40,723**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**423,918**	**419,489**

See accompanying notes to consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Income
Six Months ending June 30, 2013 and 2012-Unaudited
(In thousands, except share amounts)

		2013	2012
INTEREST INCOME			
Loans	$	5,911	5,856
Taxable securities		1,130	1,216
Tax Exempt securities		816	769
Total interest income		**7,857**	**7,841**
INTEREST EXPENSE			
Savings and time deposits		321	485
Federal Home Loan Bank advances		183	218
Subordinated debentures		19	68
Total interest expense		**523**	**771**
Net interest income		7,334	7,070
Provision for loan losses		34	26
Net interest income after provision for loan losses		**7,300**	**7,044**
OTHER INCOME			
Service charges		1,336	1,245
Trust income		420	403
Gain on sale of investments and other assets		178	147
Other		368	376
Total other income		**2,302**	**2,171**
OPERATING EXPENSES			
Salaries and employee benefits		3,825	3,992
Occupancy		422	392
Depreciation and amortization		259	221
Marketing and public relations		72	84
Office supplies, printing, postage and courier		199	235
Professional fees		118	85
Furniture and equipment maintenance		255	283
Other operating		1,275	1,081
Total operating expenses		**6,425**	**6,373**
Income before income taxes		**3,177**	**2,842**
INCOME TAXES		910	779
NET INCOME	$	**2,267**	**2,063**
Less: Net income attributable to non-controlling interest		28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$	**2,239**	**2,035**
Basic Earnings Per Share	$	**1.36**	**1.24**
Diluted Earnings Per Share	$	**1.36**	**1.24**

see accompanying notes to consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Six Months ended June 30, 2013 and 2012-Unaudited
(In thousands, except share amounts)

		2013	2012
Net Income	$	2,267	2,063
Other comprehensive income:			
Unrealized gains/losses on securities:			
Unrealized holding gain/(loss) arising during the period		(5,032)	26
Reclassification adjustment for (gains)/losses included in net income		-	(88)
Tax effect		1,947	24
Total other comprehensive income (loss), net of tax		(3,085)	(38)
Comprehensive income (loss)	**$**	**(818)**	**2,025**

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
Six Months Ended June 30, 2013 and 2012-Unaudited
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2011	$ 1,707	3,865	314	32,358	2,161	(1,318)	39,087
Net income	-	-	28	2,035	-	-	2,063
Other comprehensive income (loss)	-	-	-	-	(38)	-	(38)
Cash dividends paid:							
$0.490 per Common share	-	-	(28)	(806)	-	-	(834)
Stock based compensation plan expense	-	5	-	-	-	-	5
Treasury shares purchased:							
23,972 Common shares	-	-	-	-	-	(622)	(622)
Stock sold:							
5,894 Common shares	5	147	-	-	-	-	152
BALANCE, JUNE 30, 2012	$ 1,712	4,017	314	33,587	2,123	(1,940)	39,813
BALANCE, DECEMBER 31, 2012	$ 1,728	4,469	314	33,464	2,559	(1,811)	40,723
Net income	-	-	28	2,239	-	-	2,267
Other comprehensive income (loss)	-	-	-	-	(3,085)	-	(3,085)
Cash dividends paid:							
None per Common share	-	-	(28)	-	-	-	(28)
Stock based compensation plan expense	-	5	-	-	-	-	5
Stock options exercised, including tax benefit							
1,400 Common shares	-	11	-	-	-	26	37
Treasury shares purchased:							
15,003 Common shares	-	-	-	-	-	(405)	(405)
Stock sold:							
1,110 Common shares	-	9	-	-	-	22	31
BALANCE, JUNE 30, 2013	$ 1,728	4,494	314	35,703	(526)	(2,168)	39,545

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Six Months Ending June 30, 2013 and 2012-Unaudited
(In thousands)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 2,267	2,063
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	282	221
Provision for loan losses	34	26
Subsequent write down of other real estate	29	15
Gain on sale of securities	-	(88)
Amortization/accretion on securities available for sale	489	432
Gain on sale of loans held for sale	(178)	(59)
Loss on sale of other real estate	3	-
Stock based compensation plan expense	5	5
Net principal disbursed on loans held for sale	(2,637)	(1,113)
Proceeds from sale of loans held for sale	2,815	1,172
Change in:		
Accrued interest receivable	(103)	17
Other assets	1,495	390
Accrued interest payable	(6)	(13)
Other liabilities	82	(657)
Net cash provided by operating activities	**4,577**	**2,411**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	-	3,112
Proceeds from maturities and redemptions of securities available for sale	3,274	1,547
Principal payments on securities available for sale	7,948	6,989
Purchases of securities available for sale	(27,546)	(20,741)
Purchases of securities held to maturity	(3,616)	(2,525)
Proceeds from maturities and redemptions of securities held to maturity	2,287	1,220
Net increase/(decrease) in loans	6,432	(3,403)
Proceeds from sale of other real estate	51	-
Capital expenditures	(72)	(1,044)
Net cash used in investing activities	**(11,242)**	**(14,845)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	22,031	24,263
Repayment of Federal Home Loan Bank advances	(21,000)	(21,250)
Proceeds from Federal Home Loan Bank advances	4,500	5,000
Common stock issued, dividend reinvestment plan	-	152
Treasury stock sold	68	-
Treasury stock purchased	(405)	(622)
Dividends paid	(28)	(834)
Net cash provided by financing activities	**5,166**	**6,709**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(1,499)**	**(5,725)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**15,008**	**17,237**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 13,509**	**11,512**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	2013	2012
Cash paid during the year for:		
Interest	$ 529	784
Income taxes	652	1,255
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	190	83

See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Steuben Trust Corporation (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary. Steuben Trust Company (the Bank). The Bank's operations are conducted in fourteen branches located in Steuben, Allegany, Livingston, Wyoming and Monroe Counties, in New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2012 was derived from the audited consolidated financial statements as of and for the year then ended of the Company. The consolidated financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012 are unaudited.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring items) necessary for a fair presentation of the financial position and results of operations and cash flows at and for the periods presented have been included. Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current period's presentation. These reclassifications, if any, had no effect on net income or stockholders' equity as previously reported. All material inter-company accounts and transactions have been eliminated in the consolidation. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the entire fiscal year ending December 31, 2013. These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, other-than-temporary impairment of investment securities, actuarial assumptions associated with the Company's benefit plans and deferred tax assets and liabilities.

Note 2 - Investments

The amortized cost and fair value of investments securities, with gross unrealized gains and losses, are as follows at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 38,326	1,903	452	39,777
State and municipal securities	47,340	1,522	666	48,196
U.S. Agency Mortgage-backed securities-residential	56,240	1,099	811	56,528
U.S. Corporate Bonds	1,022	23	-	1,045
Total securities available-for-sale	**$ 142,928**	**4,547**	**1,929**	**145,546**
Held-to-maturity				
State and municipal securities	$ 7,596	147	-	7,743
Total securities held-to-maturity	**$ 7,596**	**147**	**-**	**7,743**

December 31, 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 29,938	3,305	-	33,243
State and municipal securities	46,779	2,558	50	49,287
U.S. Agency Mortgage-backed securities-residential	49,352	1,839	40	51,151
U.S. Corporate Bonds	1,024	38	-	1,062
Total securities available-for-sale	**$ 127,093**	**7,740**	**90**	**134,743**
Held-to-maturity				
State and municipal securities	$ 6,267	157	-	6,424
Total securities held-to-maturity	**$ 6,267**	**157**	**-**	**6,424**

Sales of available-for-sale securities for the six months ended June 30, 2013 and 2012 were as follows (in thousands):

	2013	2012
Proceeds	$ -	3,112
Gross gains	-	88
Gross losses	-	-

The tax provision related to these net realized gains was $34,000 for the six months ended June 30, 2012.

Note 2 - Investments (Continued)

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013		December 31, 2012	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 9,012	452	-	-
State and municipal securities	9,906	557	5,081	50
U.S. Agency Mortgage-backed securities-residential	24,896	790	7,134	40
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 43,814**	**1,799**	**12,215**	**90**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

Loss For 12 Months Or More	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	3,606	109	-	-
U.S. Agency Mortgage-backed securities-residential	1,795	21	-	-
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 5,401**	**130**	**-**	**-**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

On a quarterly basis, the Company preforms an assessment to determine whether there have been any events or economic circumstances indicating that a security with and unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less then the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of theses securities do not permit the issuer to settle the securities at a price less then par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating.

Financial information related to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2013. In addition, there were no other-than-temporarily impaired charges in 2012.

The amortized cost and fair value of debt securities at June 30, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties (in thousands):

		Amortized Cost	Fair Value
Available-for-sale			
Due in one year or less	$	3,955	4,016
Due after one year through five years		26,478	27,893
Due after five years through ten years		56,621	57,828
Due after ten years		55,874	55,809
Total available-for-sale	**$**	**142,928**	**145,546**
Held-to-maturity			
Due in one year or less	$	6,205	6,231
Due after one year through five years		1,169	1,249
Due after five years through ten years		222	263
Due after ten years		-	-
Total held-to-maturity	**$**	**7,596**	**7,743**

Investment securities with carrying amounts of $142,359,000 and $123,786,000 at June 30, 2013 and December 31, 2012, respectively, were pledged to secure deposits as required or permitted by law.

Loans consist of the following at June 30, 2013 and December 31, 2012 net of unearned loan origination fees and costs of $424,000 and $425,000 respectively (in thousands):

	June 30, 2013	December 31, 2012
Residential mortgages and home equity loans	$ 85,038	92,188
Commercial loans	89,888	90,854
Commercial real estate loans	46,529	45,149
Consumer loans	15,240	15,160
Total	236,695	243,351

Loans held for sale totaled $585,000 and none at June 30, 2013 and December 31, 2012, respectively, and are included in total loans on the consolidated balance sheets.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if the principal and /or interest payments become 90 days or more past due and/or management deems collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements.

Note 3 - Loans (Continued)

The following table presents loans past 90 days and over and still accruing and nonaccural loans by classes of the loan portfolio at June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013			December 31, 2012		
	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total
Commercial	$ -	38	38	$ 17	141	158
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	1,264	1,264	-	1,264	1,264
Consumer:						
Auto-direct	-	-	-	-	1	1
Auto-indirect	-	-	-	-	7	7
Other	-	35	35	-	24	24
Residential	23	155	178	70	509	579
Total	**$ 23**	**1,492**	**1,515**	**$ 87**	**1,946**	**2,033**

The following table presents past due loans by classes of the loan portfolio at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 630	-	14	644	89,244	89,888
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	186	-	1,264	1,450	45,079	46,529
Consumer:						
Other	78	-	1	79	7,062	7,141
Auto-direct	7	-	25	32	4,648	4,680
Auto-indirect	45	-	9	54	3,365	3,419
Residential	480	81	127	688	84,350	85,038
Total	**$ 1,426**	**81**	**1,440**	**2,947**	**233,748**	**236,695**

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 399	88	133	620	90,234	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	183	-	1,264	1,447	43,702	45,149
Consumer:						
Other	8	1	16	25	7,165	7,190
Auto-direct	7	10	1	18	4,240	4,258
Auto-indirect	133	15	15	163	3,549	3,712
Residential	758	130	288	1,176	91,012	92,188
Total	**$ 1,488**	**244**	**1,717**	**3,449**	**239,902**	**243,351**

Activity in the allowance for loan losses for the six months ended June 30, 2013 and 2012 follows (in thousands):

June 30, 2013		Commercial and Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$	2,126	153	223	373	2,875
Provision for loan losses		272	14	(56)	(196)	34
Loan charge-offs		(28)	(48)	(12)	-	(88)
Recoveries		18	-	36	-	54
Total ending allowance balance	**$**	**2,388**	**119**	**191**	**177**	**2,875**

June 30, 2012		Commercial and Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$	2,042	53	270	450	2,815
Provision for loan losses		34	133	(5)	(136)	26
Loan charge-offs		(50)	-	(64)	-	(114)
Recoveries		11	-	47	-	58
Total ending allowance balance	**$**	**2,037**	**186**	**248**	**314**	**2,785**

The allocation of the allowance for loan losses by loan segment is as follows at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	493	-	-	-	493
Collectively evaluated for impairment		1,586	309	119	191	177	2,382
Total ending allowance balance	$	1,586	802	119	191	177	2,875
Loans:							
Individually evaluated for impairment	$	-	1,264	-	-	-	1,264
Collectively evaluated for impairment		89,888	45,265	85,038	15,240	-	235,431
Total ending loan balance	$	89,888	46,529	85,038	15,240	-	236,695

December 31, 2012		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	448	-	-	-	448
Collectively evaluated for impairment		1,274	404	153	223	373	2,427
Total ending allowance balance	$	1,274	852	153	223	373	2,875
Loans:							
Individually evaluated for impairment	$	208	1,264	-	-	-	1,472
Collectively evaluated for impairment		90,646	43,885	92,188	15,160	-	241,879
Total ending loan balance	$	90,854	45,149	92,188	15,160	-	243,351

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk related special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral vales or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans and commercial real estate loans, not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status and management's judgement of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average new losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, and an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

The following table summarizes information regarding impaired loans by loan portfolio class for the periods indicated (in thousands):

	As of June 30, 2013			For the six months ended June 30, 2013		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	205	5	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	493	1,264	-	-
Residential	-	-	-	-	-	-
Total	$ 1,264	1,264	493	1,469	5	-

	As of December 31, 2012			For the six months ended June 30, 2012		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ 208	208	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	448	1,264	-	-
Residential	-	-	-	-	-	-
Total	$ 1,472	1,472	448	1,264	-	-

Credit Quality

The Company utilizes an eight grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "0" through "3" are considered "pass" rated loans with low to average risk.

Loans rated a "4" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, oar an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. Theses assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated a "5" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity or marginal capitalization.

Loans rated a "6" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at June 30, 2013 or December 31, 2012.

Loans rated a "7" are considered uncollectable ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at June 30, 2013 or December 31, 2012.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, and commercial real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

Credit Quality - continued

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,621	4,198	2,069	-	89,888
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	43,518	1,747	1,264	-	46,529
Consumer	15,240	-	-	-	-	15,240
Residential	85,038	-	-	-	-	85,038
Total	**$ 100,278**	**127,139**	**5,945**	**3,333**	**-**	**236,695**

December 31, 2012	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,150	6,706	998	-	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	41,951	1,848	1,350	-	45,149
Consumer	15,160	-	-	-	-	15,160
Residential	92,188	-	-	-	-	92,188
Total	**$ 107,348**	**125,101**	**8,554**	**2,348**	**-**	**243,351**

Loans within the residential real estate and consumer segments do not have an internal loan rating system. Instead, they are monitored for past due status. Generally , if a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

Note 4 - Pension Plan

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees hired prior to March 1, 2009. The plan provides defined benefits based on years of service and final average salary. New employees hired on or after March 1, 2009, are excluded from participation in this plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012.

The components of new periodic benefit cost for the six months ended June 30, 2013 and 2012 are as follows, (in thousands):

	2013	2012
Service cost	$ 44	279
Interest on projected benefit obligation	224	258
Expected return on plan assets	(296)	(291)
Amortization of net loss	112	137
Net periodic pension expense	**$ 84**	**383**

Note 5 - Earnings Per Share (EPS)

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the six months ended June 30, 2013 and 2012:

The factors used in earnings per share computation are as follows (in thousands, except share and per share data):

	2013	2012
Basic:		
Net income available to common shareholders	$ 2,239	2,035
Weighted average common shares outstanding	1,647,075	1,642,766
Basic earnings per common share	$ 1.36	1.24
Diluted:		
Net income available to common shareholders	$ 2,239	2,035
Weighted average common shares outstanding for basic earnings per common share	1,647,075	1,642,766
Add: Dilutive effects of stock options	1,178	166
Average shares and dilutive potential common shares	1,648,253	1,642,932
Diluted earnings per share	$ 1.36	1.24

Stock options for 9,100 and 8,500 shares of common stock were not considered in computing diluted earnings per share for the six months ended June 30, 2013 and 2012 because they were antidilutive.

Note 6 - Fair Value Measurements and Fair Values of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2013 and December 31, 2012 are as follows (in thousands):

		Fair Value Measurements at June 30, 2013 Using:		
Financial Assets	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities-available-for-sale				
United States Agency securities	$ 39,777	-	39,777	-
State and municipal securities	48,196	-	48,196	-
U.S. Agency mortgage-backed securities-residential	56,528	-	56,528	-
U.S. Corporate Bonds	1,045	-	1,045	-
Total investment securities available-for-sale	**$ 145,546**	-	**145,546**	-

		Fair Value Measurements at December 31, 2012 Using:		
Financial Assets	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities-available-for-sale				
United States Agency securities	$ 33,243	-	33,243	-
State and municipal securities	49,287	-	49,287	-
U.S. Agency mortgage-backed securities-residential	51,151	-	51,151	-
U.S. Corporate Bonds	1,062	-	1,062	-
Total investment securities available-for-sale	**$ 134,743**	-	**134,743**	-

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2013 or year ended December 31, 2012.

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2013 and December 31, 2012 are as follows (in thousands):

		Fair Value Measurements at June 30, 2013, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 771	-	-	771
Other real estate owned, net:				
Commercial	475	-	-	475

		Fair Value Measurements at December 31, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 816	-	-	816
Other real estate owned, net:				
Commercial	533	-	-	533

The following table presents quantitative information about Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at June 30, 2013:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial real estate	$ 771	Income approach	Capitalization rate	9.0%
Real estate owned:				
Commercial	475	Market approach	Market approach represents recent sales contract for subject property	0.0%

The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2013 and December 31, 2012 are presented in the following table: This table includes those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis (in thousands):

	Carrying Amount	Fair Value Measurements at June 30, 2013 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 13,509	13,509	-	-	13,509
Securities available-for-sale	145,546	-	145,546	-	145,546
Securities held-to-maturity	7,596	-	7,743	-	7,743
Net loans	233,820	-	-	235,328	235,328
Accrued interest receivable	1,549	-	961	588	1,549
Financial liabilities					
Demand and savings deposits	(234,081)	(234,081)	-	-	(234,081)
Time deposits	(117,984)	-	(118,139)	-	(118,139)
Advances from FHLB	(25,000)	-	(25,269)	-	(25,269)
Subordinated debentures	(2,062)	-	(1,654)	-	(1,654)
Accrued interest payable	(91)	-	(91)	-	(91)

	Carrying Amount	Fair Value Measurements at December 31, 2012 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 15,008	15,008	-	-	15,008
Securities available-for-sale	134,743	-	134,743	-	134,743
Securities held-to-maturity	6,267	-	6,424	-	6,424
Net loans	240,476	-	-	244,298	244,298
Accrued interest receivable	1,446	-	916	530	1,446
Financial liabilities					
Demand and savings deposits	(232,533)	(232,533)	-	-	(232,533)
Time deposits	(97,501)	-	(97,689)	-	(97,689)
Advances from FHLB	(41,500)	-	(41,781)	-	(41,781)
Subordinated debentures	(2,062)	-	(1,628)	-	(1,628)
Accrued interest payable	(97)	-	(97)	-	(97)

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Borrowings: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification. The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet , credit -related financial instruments are based on fees currently charged to enter into similar agreements , taking into account the remaining term of the agreements and the counter parties credit standing. The fair value of commitments is not material.

Note 7 - Other Real Estate Owned

Other real estate owned as of June 30, 2013 and 2012 was as follows (in thousands):

	2013	2012
Other real estate owned	$ 1,569	1,368
Valuation allowance	(237)	(191)
Net other real estate owned	**$ 1,332**	**1,177**

Activity in the valuation allowance for the six months ended June 30, 2013 and 2012 was as follows (in thousands):

	2013	2012
Beginning of Period	$ 237	176
Additions charged to expense	29	15
Direct write-downs	(29)	-
End of Period	**$ 237**	**191**

Expenses related to foreclosed assets for the six months ended June 30, 2013 and 2012 include (in thousands):

	2013	2012
Net loss/(gain) on sales	$ 3	-
Provision for unrealized losses	29	15
Operating expenses, net of rental income	57	2
End of Period	**$ 89**	**17**

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. **ELIGIBILITY TO PARTICIPATE IN PLAN.** All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. **ELECTION TO PARTICIPATE IN PLAN.** Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, LLC, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. The Internal Revenue Service ("IRS") currently requires Participants to reinvest Dividends on a minimum of ten percent (10%) of the Common Stock registered in their name(s) and/or held in their Plan Accounts. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends, which must equal ninety percent (90%) or less of the number of whole shares registered in their names and/or held in their Plan Accounts. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3. **PLAN ACCOUNT.** After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. ADDITIONAL CASH PAYMENTS. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $100.00 nor more than $5,000.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. PURCHASES OF SHARES. Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and, recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6. **ACCOUNT STATEMENTS.** As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7. **ISSUANCE OF CERTIFICATES.** Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8. **FEES.** The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9. **TAXES.** It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable IRS requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. **VOTING OF PLAN SHARES.** With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. **TERMINATION.** Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional

shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. **CHANGES IN CAPITALIZATION.** The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13. **LIABILITY.** Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14. **SPENDTHRIFT PROVISION.** A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15. **NOTICES.** All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16. **AMENDMENT; TERMINATION.** The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. **GOVERNING LAW.** The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted July 11, 2013.

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

STEUBEN TRUST CORPORATION

Share Owner Dividend Reinvestment and Stock Purchase Plan

Check only one of the following options:

☐ **FULL DIVIDEND REINVESTMENT**

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investments at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

☐ **PARTIAL DIVIDEND REINVESTMENT**

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on __________ shares. (*Must be on a minimum of ten (10%) percent of the common stock registered in participant's name(s) or held in plan accounts as currently required by the Internal Revenue Service.*) I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investment at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

☐ **ADDITIONAL CASH INVESTMENT ONLY**

I wish to make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. I have enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

I understand that, regardless of which option I have selected above, dividends on all shares held in my Plan account will be reinvested.

(Please sign on other side of this card)

Share Owner Dividend Reinvestment and Stock Purchase Plan For Share Owners of Steuben Trust Corporation

Return to:
American Stock Transfer & Trust Company LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219

Date____

Signatures of all registered owners

____

____

This is Not a Proxy

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2.1	Certificate of Incorporation of Steuben Trust Corporation as amended.	*
2.2	Amended and Restated Bylaws of Steuben Trust Corporation	*
3.1	Authorization Form for Company's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
3.2	Form of Stock Certificate of Steuben Trust Corporation	*
3.3	Indenture for Junior Subordinated Debenture Dated July 16, 2007, for Steuben Statutory Trust II A subsidiary of Steuben Trust Corporation (omitted but the issuer agrees to provide to the Commission upon request)	
6.1	Change in Control Agreement between Steuben Trust Company and Brenda L. Copeland dated March 12, 2009	*
6.2	Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan effective April 15, 2010	*
6.3	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Robert U. Blades, Jr. dated March 13, 2008	117
6.4	First Amendment to the Steuben Trust Company Split Dollar Agreement between Steuben Trust Company And Robert U. Blades, Jr. dated December 17, 2009	131
6.5	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Brenda L. Copeland dated March 13, 2008	139
6.6	Director Deferred Fee Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated September 1, 1998	154

6.7	Split Dollar Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated December 21, 1998	162
6.8	Director Deferred Fee Agreement between Steuben Trust Company and Charles M. Edmondson dated December 30, 2008	168
6.9	Split Dollar Agreement between Steuben Trust Company And Charles M. Edmondson dated November 16, 2009	184
6.10	Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Stoner E. Horey Dated March 13, 2008	190
6.11	Split Dollar Agreement between Steuben Trust Company And Stoner E. Horey dated December 17, 1998	204
6.12	Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Charles D. Oliver dated March 13, 2008	210
6.13	Split Dollar Agreement between Steuben Trust Company And Charles D. Oliver dated December 21, 1998	224
6.14	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Kenneth D. Philbrick dated March 13, 2008	230
6.15	First Amendment to the Split Dollar Agreement Between Steuben Trust Company and Kenneth D. Philbrick dated February 5, 2010	246
6.16	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and David A. Shults dated March 13, 2008	254

	Steuben Trust Company and Natalie M. Willoughby Dated May 29, 2008	
6.28	Retainer Fee Agreement with the law firm of Shults and Shults dated April 16, 2013	401
10.1	Consent of Crowe Horwath LLP	406
10.2	Consent of Underberg & Kessler LLP	Included in Exhibit 11.1
11.1	Opinion of Underberg & Kessler LLP	11.1
15.1	Power of Attorney	*

STEUBEN TRUST COMPANY AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT FOR ROBERT U. BLADES, JR.

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and ROBERT U. BLADES, JR. (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004 shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.10 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.11 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.12 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

[signature]
ROBERT U. BLADES, JR.

COMPANY:
Steuben Trust Company

By [signature]
Title James P. Nicoloff, EVP

FIRST AMENDMENT TO THE STEUBEN TRUST COMPANY SPLIT DOLLAR AGREEMENT FOR ROBERT U. BLADES, JR.

THIS FIRST AMENDMENT is adopted this 17 day of December, 2009, effective as of May 7, 2009 by and between STEUBEN TRUST COMPANY, a bank located in Hornell, New York (the "Company"), and Robert U. Blades, Jr. ("the Director").

The Company and the Director executed the Split Dollar Agreement effective as of December 21, 1998 (the "Split Dollar Agreement").

The undersigned hereby amend the Split Dollar Agreement for the purpose of defining the terms "Insurer" and "Policy" and "Owner". Therefore, the following changes shall be made:

Section 1.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.1 *"Insurer"* means Northwestern Mutual Life Insurance Company.

Section 1.2 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.2 *"Policy"* means insurance policy number 18489286 issued by the insurer.

Section 1.6 and Section 1.7 of the Split Dollar Agreement shall be added as follows:

1.6 "*Trust*" means the Steuben Trust Company Employer's Insurance Trust, as created by the Company under the laws of Delaware, or any such subsequent trust created by the Company to for the purposes set forth herein.

1.7 "*Trustee*" means the trustee of the Trust.

Section 2.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

2.1 *Ownership*. Except as otherwise provided herein, the Company, including any trust established for such purpose, is the owner of the Policy and shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company, as designated in the Trust, shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

Section 8.3 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

8.3 *Applicable Law*. The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company, including any trust established for such purpose, or any insurable interest issues, the laws of Delaware shall govern.

IN WITNESS OF THE ABOVE, the Company and the Director hereby consent to this First Amendment.

Director:

Robert U. Blades, Jr.

Steuben Trust Company

By

Title

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and ROBERT U. BLADES, JR. (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means Great West Life and Annuity Insurance Company.

1.2 "*Policy*" means insurance policy #86000054 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership.* Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR

Robert U. Blades, Jr.

COMPANY:
Steuben Trust Company

By ____________________
Kenneth D. Philbrick
Title President & CEO

Steuben Trust Company
Director Fee Deferral Agreement
Schedule A

Name	Age	Death Benefit
Robert U. Blades	51	396,458
	52	396,458
	53	396,458
	54	396,458
	55	396,458
	56	396,458
	57	396,458
	58	396,458
	59	396,458
	60	396,458
	61	396,458
	62	396,458
	63	396,458
	64	396,458
	65	396,458
	66	396,458
	67	396,458
	68	396,458
	69	396,458
	70	396,458
	71	396,458
	72	396,458
	73	396,458
	74	396,458
	75	369,479
	76	340,260
	77	308,616
	78	274,346
	79	237,231
	80	197,036
	81	153,505
	82	106,360
	83	55,303
	84	0

STEUBEN TRUST COMPANY AMENDED AND RESTATED EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and Brenda L. Copeland (the "Executive") and is effective as of the 1st day of January, 2005.

This agreement amends and restates the prior Executive Deferred Compensation Agreement between the Bank and the Executive dated May 9, 2003 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004, shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or non-qualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5 "Bonus" means the cash bonus and commissions, if any, paid to the Executive for services performed during the Plan Year.

1.6 "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7 "Code" means the Internal Revenue Code of 1986, as amended.

1.8 "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9 "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11 "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12 "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13 "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14 "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15 "Effective Date" means May 9, 2003.

1.16 "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17 "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18 "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19 "Plan Administrator" means the plan administrator described in Article 8.

1.20 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21 "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
   (a) Gross negligence or gross neglect of duties to the Bank; or
   (b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or
   (c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25 "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be One Hundred Percent (100%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service. The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section

409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this

Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of March 13, 2008

EXECUTIVE:

[signature]
Brenda L. Copeland

BANK:

Steuben Trust Company

By: [signature]
James P. Nicoloff
Title: Executive Vice President

Exhbit 6.6

STEUBEN TRUST COMPANY
DIRECTOR DEFERRED FEE AGREEMENT

THIS AGREEMENT effective September 1, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and EDWARD G. COLL, JR. (the "Director").

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay each Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

1.1 *Definitions.* Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1.1 "*Anniversary Date*" means December 31 of each year.

1.1.2 "*Change of Control*" means the transfer of 51% or more of the Company's outstanding voting common stock followed within twelve (12) months by the Director's Termination of Service for reasons other than Disability or retirement.

1.1.3 "*Code*" means the Internal Revenue Code of 1986, as amended.

1.1.4 "*Deferral Account*" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.1.5 "*Deferrals*" means the amount of the Director's Fees which the Director elects to defer according to this Agreement.

1.1.6 "*Disability*" means the Director's inability to perform substantially all normal duties of a Director, as determined by the Company's Board of Directors in its sole discretion. As a condition to any benefits, the Company may require the Director to submit to such physical or mental evaluations and tests as the Board of Directors deems appropriate

1.1.7 "*Effective Date*" means September 1, 1998.

1.1.8 "*Election Form*" means the Form attached as Exhibit 1.

1.1.9 "*Fees*" means the total Director's fees payable to the Director.

1.1.10 "*Normal Retirement Age*" means the Director's 75th birthday.

1.1.11 "*Normal Retirement Date*" means the later of the Normal Retirement Age or the Director's Termination of Service.

1.1.12 "*Plan Year*" means the calendar year.

1.1.13 "*Prime Rate*" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.1.14 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever.

Article 2
Deferral Election

2.1 *Initial Election*. The Director shall make an initial deferral election under this Agreement by filing with the Company a signed Election Form within thirty (30) days after the Effective Date of this Agreement. The Election Form shall set forth the amount of Fees to be deferred. The Election Form shall be effective to defer only Fees earned after the date the Election Form is received by the Company.

2.2 *Election Changes*

2.2.1 *Generally*. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Company prior to the beginning of the Plan Year in which the Fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Company. The new Election Form may be used to change the Director's distribution option; however, the change shall not be effective before the first day of the Plan Year immediately following the date that the Election Form was executed.

2.2.2 *Hardship*. If an unforeseeable financial emergency arising from the death of a family member, divorce, sickness, injury, catastrophe or similar event outside the control of the Director occurs, the Director, by written instructions to the Company, may reduce future deferrals under this Agreement.

Article 3
Deferral Account

3.1 *Establishing and Crediting*. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 *Deferrals*. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 *Interest*. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 *Statement of Accounts*. The Company shall provide to the Director, within one hundred twenty (120) days after each Anniversary Date, a statement setting forth the Deferral Account balance.

3.3 *Accounting Device Only*. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Lifetime Benefits

4.1 *Normal Retirement Benefit*. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 *Amount of Benefit*. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 *Payment of Benefit*. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. If the Director elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the Director's Normal Retirement Date.

4.2 *Early Retirement Benefit*. Upon Termination of Service prior to the Normal Retirement Age for reasons other than Change of Control or Disability, the Company shall pay to

the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 *Amount of Benefit.* The benefit under this Section 4.2 is the Deferral Account balance at the Director's Termination of Service.

4.2.2 *Payment of Benefit.* The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. If the Director elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Director's Termination of Service.

4.3 *Disability Benefit.* If the Director terminates service as a Director for Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 *Amount of Benefit.* The benefit under this Section 4.3 is the Deferral Account balance at the Director's Termination of Service.

4.3.2 *Payment of Benefit.* The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. If the Director elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Director's Termination of Service.

4.4 *Change of Control Benefit.* Upon Termination of Service within 12 months of a Change of Control, the Company shall pay to the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 *Amount of Benefit.* The benefit under this Section 4.4 is the Deferral Account balance at the Director's Termination of Service.

4.4.2 *Payment of Benefit.* The Company shall pay the lump-sum benefit to the Director within 60 days after the Director's Termination of Service.

4.5 *Pre-retirement Distribution.* Upon the Board of Director's determination (following petition by the Director) that the Director has suffered an unforeseeable financial emergency as described in Section 2.2.2, the Company shall distribute to the Director all or a portion of the Deferral Account balance as determined by the Company, but in no event shall the distribution be greater than is necessary to relieve the financial hardship. In addition, following petition by the Director, the Board of Director's, in its sole and absolute discretion, may distribute to the Director all or a portion of the Deferral Account balance as determined by the Company.

Article 5
Death Benefits

5.1 *Death Benefits.* On December 21 1998, the Company entered into Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Termination of Service, no death benefit shall be paid under this agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 *Surrender of Deferral Account.* If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 *Beneficiary Designations.* The Director shall designate a beneficiary by filing a written designation with the Company. The Director may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Director and accepted by the Company during the Director's lifetime. The Director's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Director or if the Director names a spouse as beneficiary and the marriage is subsequently dissolved. If the Director dies without a valid beneficiary designation, all payments shall be made to the Director's estate.

6.2 *Facility of Payment.* If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Company may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.

Article 7
Claims and Review Procedures

7.1 *Claims Procedure.* The Company shall notify any person or entity that makes a claim against the Agreement (the "Claimant") in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or non-eligibility for benefits under the Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of the Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of the Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

7.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of the Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 8
Amendments and Termination

8.1 This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director.

8.2 Notwithstanding Section 8.1, the Company may amend or terminate this Agreement at any time if, pursuant to legislative, judicial or regulatory action, continuation of the Agreement would (i) cause benefits to be taxable to the Director prior to actual receipt, or (ii) result in significant financial penalties or other significantly detrimental ramifications to the Company (other than the financial impact of paying the benefits). In no event shall this Agreement be terminated under this Section 8.2 without payment to the Director of the Deferral Account balance attributable to the Director's Deferrals and interest credited on such amounts.

Article 9
Miscellaneous

9.1 *Binding Effect.* This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

9.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

9.3 *Suicide or Misstatement.* Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement, or if the Director has made any material misstatement of fact on any application for life insurance purchased by the Company.

9.4 *Non-Transferability.* Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.5 *Tax Withholding.* The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement

9.6 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

9.7 *Recovery of Estate Taxes.* If the Director's gross estate for federal estate tax purposes includes any amount determined by reference to and on account of this Agreement, and if the beneficiary is other than the Director's estate, then the Director's estate shall be entitled to recover from the beneficiary receiving such benefit under the terms of the Agreement, an amount by which the total estate tax due by the Director's estate, exceeds the total estate tax which would have been payable if the value of such benefit had not been included in the Director's gross estate. If there is more than one person receiving such benefit, the right of recovery shall be against each such person. In the event the beneficiary has a liability hereunder, the beneficiary may petition the Company for a lump sum payment in an amount not to exceed the beneficiary's liability hereunder.

9.8 *Unfunded Arrangement.* The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Director's life is a general asset of the Company to which the Director and the Director's beneficiary have no preferred or secured claim.

9.9 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement.

9.10 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

9.11 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

9.11.1 Interpreting the provisions of the Agreement;
9.11.2 Establishing and revising the method of accounting for the Agreement;
9.11.3 Maintaining a record of benefit payments; and
9.11.4 Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

9.12 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

Edward G. Coll, Jr.

COMPANY:
Steuben Trust Company

By ______________________
Kenneth D. Philbrick
Title President & CEO

Exhibit 6.7

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and EDWARD G. COLL, JR. (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means West Coast Life Insurance Company.

1.2 "*Policy*" means insurance policy #ULA355038 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership.* Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR

Edward G. Coll, Jr.

COMPANY:
Steuben Trust Company

By ______________________
Kenneth D. Philbrick
Title President & CEO

Steuben Trust Company
Director Deferred Compensation Agreement
Schedule A

Name	Age	Death Benefit
		59,512
Edward G. Coll, Jr.	71	57,215
	72	52,443
	73	47,415 -2008
	74	42,116 -2009
	75	36,532 -2010
	76	30,648 -2011
	77	24,448 -2012
	78	17,914 -2013
	79	11,028 -2014
	80	3,773 -2015

STEUBEN TRUST COMPANY
DIRECTOR DEFERRED FEE AGREEMENT
FOR
CHARLES M. EDMONDSON

THIS DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 30th day of December, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and CHARLES M. EDMONDSON (the "Director").

The parties intend that all amounts subject to this Agreement shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means December 30, 2008.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;
(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and
(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. The Company has entered into "Split Dollar Agreements" designed to provide benefits to Directors' designated beneficiary or beneficiaries in the event of death. If the Split Dollar Agreement is applicable for this Director and the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Plan if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:	**COMPANY:** **Steuben Trust Company**
Charles M. Edmondson	By [signature]
CHARLES M. EDMONDSON	**Title** President & CEO

DISTRIBUTION ELECTION FORM

Benefit	Distribution of Benefit	
	Lump sum (initial below)	Equal monthly installments for _____ months (indicate number of months here and initial below)
§ 4.1.2—Normal Retirement Benefit	CME	
§ 4.2.2—Early Retirement Benefit	CME	
§ 4.3.2—Disability Benefit	CME	
§ 4.4.2—Change of Control Benefit	CME	

Printed Name: Charles M. Edmondson

Signature: Charles M. Edmondson

Date: December 30, 2008

Received by the plan administrator this 31st day of December, 2008

By: Brenda L. Copeland
Brenda L. Copeland

Title: President & CEO

Any change made after 2008 in the form or timing of distributions is subject to the following requirements:

(i) The change will not take effect until 12 months following the date it is received by the Plan Administrator;

(ii) Distributions (except distributions on death, disability and due to an unforeseeable emergency) must be delayed at least 5 years from the date the distributions otherwise would have been made; and

(iii) Any election related to distribution at a specified time or pursuant to a fixed schedule must be made 12 months prior to the date the distribution is scheduled to be paid.

BENEFICIARY DESIGNATION FORM

{x} New Designation
{ } Change in Designation

I, CHARLES M. EDMONDSON, designate the following as Beneficiary under the Plan:

Primary: Laura Greyson	100 %
	%
Contingent: Erica A. Edmondson	100 %
	%

Notes:

- Please PRINT CLEARLY or TYPE the names of the beneficiaries.
- To name a trust as Beneficiary, please provide the name of the trustee(s) and the exact name and date of the trust agreement.
- To name your estate as Beneficiary, please write "Estate of _[your name]_".
- Be aware that none of the contingent beneficiaries will receive anything unless ALL of the primary beneficiaries predecease you.

I understand that I may change these beneficiary designations by delivering a new written designation to the Plan Administrator, which shall be effective only upon receipt and acknowledgment by the Plan Administrator prior to my death. I further understand that the designations will be automatically revoked if the Beneficiary predeceases me, or, if I have named my spouse as Beneficiary and our marriage is subsequently dissolved.

Name: **Charles M. Edmondson**

Signature: Charles M. Edmondson **Date:** **12/30/08**

Received by the Plan Administrator this 31st day of December, 2008

By: Brenda L. Copeland
Brenda L. Copeland
Title: President & CEO

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 16 day of November, 2009, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and CHARLES M. EDMONDSON (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on November 16 2009, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means The Northwestern Mutual Life Insurance Company.

1.2 "*Policy*" means insurance policy #18489158 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

1.6 "Trust" means the Steuben Trust Company Employer's Insurance Trust as created December 16, 1998, or any such subsequent trust created by the Company for the purposes set forth herein.

1.7 "Trustee" means the trustee of the Trust.

Article 2
Policy Ownership/Interests

2.1 *Ownership.* Except as otherwise provided herein, the Company, including any trust established for such purpose, is the sole owner of the Policy. The Company, including any trust established for such purpose, shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company, as designated in the Trust, shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company, and/or the Trust, shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her petition to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company, including any trust established for such purpose, or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR

Charles M. Edmondson

COMPANY:
Steuben Trust Company

By
Brenda L. Copeland
Title President & CEO

Steuben Trust Company

Director Fee Deferral Agreement

Schedule A

Name	Age	Death Benefit
Charles Edmondson		
	67	$101,432
	68	$101,432
	69	$101,432
	70	$101,432
	71	$101,432
	72	$101,432
	73	$101,432
	74	$101,432
	75	$101,432
	76	$91,289
	77	$81,146
	78	$71,002
	79	$60,859
	80	$50,716
	81	$40,573
	82	$30,430
	83	$20,286
	84	$10,143
	85	$0

STEUBEN TRUST COMPANY AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT FOR STONER E. HOREY

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and STONER E. HOREY (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004 shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;
(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and
(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

STONER E. HOREY

COMPANY:
Steuben Trust Company

By
Title James P. Nicoloff, EVP

Exhbit 6.11

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and STONER E. HOREY (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means West Coast Life Insurance Company.

1.2 "*Policy*" means insurance policy #ULA355215 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership.* Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR	**COMPANY:**
	Steuben Trust Company
	By
Stoner E. Horey	Kenneth D. Philbrick
	Title President & CEO

Steuben Trust Company
Director Deferral Fee Agreement
Schedule A

Name	Age	Death Benefit
Stoner E. Horey	57	159,073
	58	159,073
	59	159,073
	60	159,073
	61	159,073
	62	159,073
	63	159,073
	64	159,073
	65	159,073
	66	159,073
	67	159,073
	68	159,073
	69	159,073
	70	159,073
	71	159,073
	72	159,073
	73	159,073
	74	159,073
	75	159,073
	76	148,198
	77	134,686
	78	120,589
	79	105,881
	80	90,535
	81	74,524
	82	57,819
	83	40,391
	84	22,207
	85	0

STEUBEN TRUST COMPANY
AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT
FOR
CHARLES D. OLIVER

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and CHARLES D. OLIVER (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004 shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

[signature]
CHARLES D. OLIVER

COMPANY:
Steuben Trust Company

By [signature]
Title James P. Nicoloff, EVP

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and CHARLES D. OLIVER (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means West Coast Life Insurance Company.

1.2 "*Policy*" means insurance policy #ULA355036 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership.* Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service*. This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law*. The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization*. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice*. Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement*. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration*. The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary*. For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR	**COMPANY:** **Steuben Trust Company**
Charles D. Oliver	By Kenneth D. Philbrick
	Title President & CEO

Steuben Trust Company
Director Deferral Fee Agreement
Schedule A

Name	Age	Death Benefit
Charles D. Oliver	60	58,170
	61	58,170
	62	58,170
	63	58,170
	64	58,170
	65	58,170
	66	58,170
	67	58,170
	68	58,170
	69	58,170
	70	58,170
	71	58,170
	72	58,170
	73	58,170
	74	58,170
	75	58,170
	76	52,990
	77	47,995
	78	42,784
	79	37,346
	80	31,674
	81	25,755
	82	19,580
	83	13,137
	84	6,415
	85	0

STEUBEN TRUST COMPANY
AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT
FOR
KENNETH D. PHILBRICK

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 17th day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and KENNETH D. PHILBRICK (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004, shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:	**COMPANY:** **Steuben Trust Company**
[signature]	By [signature]
Kenneth D. Philbrick	**Title** James P. Nicoloff, EVP

SPLIT DOLLAR POLICY ENDORSEMENT
STEUBEN TRUST COMPANY SPLIT DOLLAR AGREEMENT

Policy No. ULA355037 Insured: Kenneth D. Philbrick

Supplementing and amending the application of Steuben Trust Company on December 21 1998, to West Coast Life Insurance Company (the "Insurer"), the applicant requests and directs that:

BENEFICIARIES

1. The beneficiary designated by the Insured, or his/her transferee shall be the beneficiary of the amount listed on Schedule A opposite the age of the Insured at the date of death.

2. The beneficiary of any remaining death proceeds shall be Steuben Trust Company located in Hornell, New York.

OWNERSHIP

3. The Owner of the policy shall be the Company. The Owner shall have all ownership rights in the Policy except as may be specifically granted to the Insured or the Insured's transferee in paragraph (4) of this endorsement.

4. The Insured or the Insured's transferee shall have the right to assign all rights and interests in the Policy with respect to that portion of the death proceeds designated in paragraph (1) of this endorsement, and to exercise all settlement options with respect to such death proceeds.

MODIFICATION OF ASSIGNMENT PROVISIONS OF THE POLICY

Upon the death of the Insured, the interest of any collateral assignee of the Owner of the Policy designated in (3) above shall be limited to the portion of the proceeds described in paragraph (2) above.

OWNERS AUTHORITY

The Insurer is hereby authorized to recognize the Owner's claim to rights hereunder without investigating the reason for any action taken by the Owner, including its statement of the amount of premiums it has paid on the Policy. The signature of the Owner shall be sufficient for the exercise of any rights under this Endorsement and the receipt of the Owner for any sums received by it shall be a full discharge and release therefore to the Insurer.

Any transferee's rights shall be subject to this Endorsement.

Signed at Hornell, New York, this 17th day of December, 1998.

STEUBEN TRUST COMPANY

By ______________________
James P. Nicoloff
Its Sr. Vice President & Chief Financial Officer

The Insured accepts and agrees to the foregoing and, subject to the rights of the Owner as stated above, designates Mary L. Philbrick as primary beneficiary and Estate as secondary beneficiary of the portion of the proceeds described in (2) above.

Signed at Hornell, New York, this 17th day of December, 1998.

THE INSURED:

____
Kenneth D. Philbrick

FIRST AMENDMENT TO THE STEUBEN TRUST COMPANY SPLIT DOLLAR AGREEMENT FOR KENNETH D. PHILBRICK

THIS FIRST AMENDMENT is adopted this 5th day of February, 2010, effective as of April 21, 2009 by and between STEUBEN TRUST COMPANY, a bank located in Hornell, New York (the "Company) and Kenneth D. Philbrick ("the Director").

The Company and the Director executed the Split Dollar Agreement effective as of December 21, 1998 (the "Split Dollar Agreement").

The undersigned hereby amend the Split Dollar Agreement for the purpose of defining the terms "Insurer", "Policy", and "Owner". Therefore, the following changes shall be made:

Section 1.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.1 *"Insurer"* means Northwestern Mutual Life Insurance Company.

Section 1.2 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.2 *"Policy"* means insurance policy number 18467862 issued by the insurer.

Section 1.6 and Section 1.7 of the Split Dollar Agreement shall be added as follows:

1.6 "*Trust*" means the Steuben Trust Company Employer's Insurance Trust, as created by the Company under the laws of Delaware, or any such subsequent trust created by the Company to for the purposes set forth herein.

1.7 "*Trustee*" means the trustee of the Trust.

Section 2.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

2.1 *Ownership*. Except as otherwise provided herein, the Company, including any trust established for such purpose, is the owner of the Policy, and shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company, as designated in the Trust, shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

Section 8.3 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

8.3 *Applicable Law*. The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company, including any trust established for such purpose, or any insurable interest issues, the laws of Delaware shall govern.

IN WITNESS OF THE ABOVE, the Company and the Director hereby consent to this First Amendment.

Director:

Kenneth D. Philbrick

Steuben Trust Company

By________________________

Title________________________

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and KENNETH D. PHILBRICK (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means West Coast Life Insurance Company.

1.2 "*Policy*" means insurance policy #ULA355037 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership*. Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR

Kenneth D. Philbrick

COMPANY:
Steuben Trust Company

By James P. Nicoloff
Title Sr. Vice President & Chief Financial Offi

Revised May 2009
Approved by Board of Directors 5/14/09

Steuben Trust Company
Director Fee Deferral Agreement
Schedule A

Name	Age	Death Benefit
Kenneth D. Philbrick	71	238,944
	72	238,944
	73	238,944
	74	238,944
	75	238,944
	76	218,386
	77	197,150
	78	175,213
	79	152,553
	80	129,145
	81	104,965
	82	79,987
	83	54,185
	84	27,532
	85	0

STEUBEN TRUST COMPANY AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT FOR DAVID A. SHULTS

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and DAVID A. SHULTS (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004 shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

DAVID A. SHULTS

COMPANY:
Steuben Trust Company

By ______________________
Title James P. Nicoloff, EVP

Exhibit 6.17

FIRST AMENDMENT TO THE
STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT
FOR
DAVID A. SHULTS

THIS FIRST AMENDMENT is adopted this 17 day of December, 2009, effective as of May 13, 2009 by and between STEUBEN TRUST COMPANY, a bank located in Hornell, New York (the "Company"), and David A. Shults ("the Director").

The Company and the Director executed the Split Dollar Agreement effective as of December 21, 1998 (the "Split Dollar Agreement").

The undersigned hereby amend the Split Dollar Agreement for the purpose of defining the terms "Insurer", "Policy", and "Owner". Therefore, the following changes shall be made:

Section 1.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.1 *"Insurer"* means Northwestern Mutual Life Insurance Company.

Section 1.2 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

1.2 *"Policy"* means insurance policy number 18467878 issued by the insurer.

Section 1.6 and Section 1.7 of the Split Dollar Agreement shall be added as follows:

1.6 "*Trust*" means the Steuben Trust Company Employer's Insurance Trust, as created by the Company under the laws of Delaware, or any such subsequent trust created by the Company to for the purposes set forth herein.

1.7 "*Trustee*" means the trustee of the Trust.

Section 2.1 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

2.1 *Ownership.* Except as otherwise provided herein, the Company, including any trust established for such purpose, is the owner of the Policy, and shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company, as designated in the Trust, shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

Section 8.3 of the Split Dollar Agreement shall be deleted in its entirety and replaced by the following:

8.3 *Applicable Law*. The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company, including any trust established for such purpose, or any insurable interest issues, the laws of Delaware shall govern.

IN WITNESS OF THE ABOVE, the Company and the Director hereby consent to this First Amendment.

Director:

____
David A. Shults

Steuben Trust Company

By______________________

Title President & CEO

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and DAVID A. SHULTS (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means Jefferson Pilot .

1.2 "*Policy*" means insurance policy #JP5052190 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership.* Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR

David A. Shults

COMPANY:
Steuben Trust Company

By ______________________
Kenneth D. Philbrick
Title President & CEO

Steuben Trust Company
Director Fee Deferral Agreement
Schedule A

Name	Age	Death Benefit
David A. Shults	55	742,099
	56	742,099
	57	742,099
	58	742,099
	59	742,099
	60	742,099
	61	742,099
	62	742,099
	63	742,099
	64	742,099
	65	742,099
	66	742,099
	67	742,099
	68	742,099
	69	742,099
	70	742,099
	71	742,099
	72	742,099
	73	742,099
	74	742,099
	75	691,597
	76	636,904
	77	577,671
	78	513,522
	79	444,048
	80	368,809
	81	287,324
	82	199,077
	83	103,504
	84	0

STEUBEN TRUST COMPANY
AMENDED AND RESTATED DIRECTOR DEFERRED FEE AGREEMENT
FOR
ERIC SHULTS

THIS AMENDED & RESTATED DIRECTOR DEFERRED FEE AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and ERIC SHULTS (the "Director").

This agreement amends and restates the prior Director Deferred Fee Agreement between the Company and the Director dated September 1, 1998 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004 shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to provide to the Director a deferred fee opportunity. The Company will pay the Director's benefits from the Company's general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Anniversary Date" means December 31 of each year.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Company as from time to time constituted.

1.5 "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Deferral Account" means the Company's accounting of the Director's accumulated Deferrals plus accrued interest.

1.8 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.9 "Deferrals" means the amount of the Director's Fees, which the Director elects to defer according to this Agreement.

1.10 "Disability" means the Director: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Company provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.11 "Distribution Election Form" means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of payment.

1.12 "Early Retirement" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (2) due to death or Disability.

1.13 "Effective Date" means September 1, 1998.

1.14 "Fees" means the total fees payable to the Director.

1.15 "Normal Retirement Age" means the Director's 75th birthday.

1.16 "Normal Retirement Date" means the later of the Normal Retirement Age or Separation from Service.

1.17 "Plan Administrator" means the plan administrator described in Article 7.

1.18 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19 "Prime Rate" means the Prime Interest Rate reported in the Wall Street Journal on the business day immediately prior to the plan Anniversary Date.

1.20 "Separation from Service" means the termination of the Director's service with the Company for reasons other than death or Disability. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A and related Treasury guidance or Regulations based on the facts and circumstances surrounding the termination of the Director's service and whether the Company and the Director intended for the Director to provide significant services for the Company following such termination.

1.21 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Company, if any stock of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.22 "Unforeseeable Emergency" means a severe financial hardship to the Director resulting from an illness or accident of the Director, the Director's spouse, or the Director's dependent (as defined in Section 152(a) of the Code), loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

Article 2
Deferral Election

2.1 Elections Generally. The Director may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Fees will be performed.

2.2 Election Changes. The Director may modify the amount of Fees to be deferred annually by filing a new Election Form with the Plan Administrator prior to the beginning of the Plan year in which the fees are to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Plan Administrator.

2.3 Hardship. If an Unforeseeable Emergency occurs, the Director, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent Deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Company shall establish a Deferral Account on its books for the Director and shall credit to the Deferral Account the following amounts:

3.1.1 Deferrals. The Fees deferred by the Director as of the time the Fees would have otherwise been paid to the Director.

3.1.2 Interest. On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Director's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director's creditors.

Article 4
Benefits During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Company shall pay to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Director's Normal Retirement Date.

4.1.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the Director's Normal Retirement Date.

4.2 Early Retirement Benefit. Upon the Director's Separation from Service prior to the Normal Retirement Age for reasons other than death, Change of Control or Disability, the Company shall pay to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance at the Director's Separation from Service.

4.2.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following Separation from Service. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Separation from Service.

4.3 Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Company shall pay to the Director the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance upon the occurrence of Disability.

4.3.2 Payment of Benefit. The Company shall pay the benefit to the Director in the form elected by the Director on the Election Form. The benefit shall commence within sixty (60) days following such Disability. If the Director elected to receive the benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period using the rate in effect under Section 3.1.2 determined as of the date of the Director's Disability.

4.4 Change of Control Benefit. Upon a Change of Control of the Company followed within twelve (12) months by the Director's Separation from Service the Company shall pay to

the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 shall be the Deferral Account balance at the Director's Separation from Service.

4.4.2 Payment of Benefit. The Company shall pay the benefit to the Director in a lump sum within sixty (60) days after the Director's Separation from Service.

4.5 Hardship Distribution. If an Unforeseeable Emergency occurs, the Director may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Director shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.5 is the Deferral Account balance as of the day that the Director petitioned the Board to receive a Hardship Distribution under this Section.

4.6 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service under such procedures as may be established from time to time by the Company in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.6 is applicable to the Director, any distribution which would otherwise be paid to the Director within the first six months following the Separation from Service shall be accumulated and paid to the Director in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.7 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any amount into the Director's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Director's deferral account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.8 Changes in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Director may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

Article 5
Death Benefits

5.1 Death Benefits. On December 21, 1998, the Company entered into a Split Dollar Agreement designed to provide benefits to the Director's designated beneficiary or beneficiaries in the event of death. If the Director dies while still a member of the Company's Board of Directors or after Separation from Service, no death benefit shall be paid under this Agreement if the aforementioned Split Dollar Agreement is in effect on the Director's date of death. If the Split Dollar Agreement is not in effect on the Director's date of death, then the Director's designated beneficiary or beneficiaries will receive the balance of the Director's Deferral Account, payable on the first day of the month following the Director's date of death.

5.2 Surrender of Deferral Account. If the aforementioned Split Dollar Agreement is in effect and the balance of the Director's Deferral Account is greater than zero ($0) on the Director's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Company in which the Director participates.

6.2 Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all

Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Director dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director's spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be paid to the personal representative of the Director's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
Administration of Agreement

7.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

7.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

7.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration,

interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

7.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

7.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Directors, the date and circumstances of the death, Disability, or Separation from Service of its Directors, and such other pertinent information as the Plan Administrator may reasonably require.

7.6 Statement of Accounts. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Director or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Company a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

8.1.2 Timing of Company Response. The Company shall respond to such claimant within ninety (90) days after receiving the claim. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.1.3 Notice of Decision. If the Company denies part or all of the claim, the Company shall notify the claimant in writing of such denial. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Company denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Company of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Company's notice of denial, must file with the Company a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Company shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Company shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Company Response. The Company shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Company determines that special circumstances require additional time for processing the claim, the Company can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Company expects to render its decision.

8.2.5 Notice of Decision. The Company shall notify the claimant in writing of its decision on review. The Company shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

9.1 Amendments. This Agreement may be amended only by a written agreement signed by the Company and the Director. However, the Company may unilaterally amend this Agreement to conform with written directives to the Company from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

9.2 Plan Termination Generally. The Company may unilaterally terminate this Agreement at any time. Except as provided in Section 9.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

9.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 9.2, if the Company terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Company's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Director's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer

subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Director, in a lump sum subject to the above terms.

Article 10
Miscellaneous

10.1 Binding Effect. This Agreement shall bind the Director and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

10.2 No Guarantee of Service. This Agreement is not a contract for services. It does not give the Director the right to remain in the service of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director of the Company nor interfere with the Director's right to terminate services at any time.

10.3 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Director commits suicide within two years after the date of this Agreement.

10.4 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

10.5 Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Company shall

satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

10.6 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

10.7 Unfunded Arrangement. The Director and the Director's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. For purposes of fulfilling any distribution obligations, the Company shall not set aside any assets located outside the United States or set aside any assets in a trust located outside the United States.

10.8 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

10.9 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

10.10 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

10.11 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative acts do not violate Section 409A of the Code.

10.12 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

10.13 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

10.14 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Corporate Secretary
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

10.15 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Director and a duly authorized Company officer have signed this Agreement.

DIRECTOR:

ERIC SHULTS

COMPANY:
Steuben Trust Company

By

Title James P. Nicoloff, EVP

Prepared 2-6-01

FIRST AMENDMENT TO THE STEUBEN TRUST COMPANY SPLIT DOLLAR AGREEMENT AND SPLIT DOLLAR POLICY ENDORSEMENT FOR ERIC SHULTS

THIS AMENDMENT executed on this 19th day of April, 2001, by and between STEUBEN TRUST COMPANY a state-chartered commercial bank located in Hornell, New York (the "Company") and ERIC SHULTS (the "Director").

On December 21, 1998, the Company and the Director executed a SPLIT DOLLAR AGREEMENT and on December 17, 1998 the Company and the Director executed a SPLIT DOLLAR POLICY ENDORSEMENT (the "Agreement").

The undersigned hereby amends, in part, said Agreement for the purpose of correcting the Policy number. Therefore,

Section 1.2 of the Agreement shall be deleted in its entirety and replaced with the following new Section 1.2:

1.2 *"Policy"* means insurance policy #JP5046715 issued by the insurer.

The Split Dollar Policy Endorsement attached to the Agreement shall also be amended in its entirety and replaced with the Amended Split Dollar Policy Endorsement attached to this Amendment.

IN WITNESS OF THE ABOVE, the Director and a duly authorized officer of the Company have agreed to this First Amendment.

Director:

Eric Shults

Company:

Steuben Trust Company

By ______________________

Kenneth D. Philbrick

Title President & CEO

Policy amended at owner's request and change recorded at the Home Office of Jefferson Pilot Financial Insurance Company, this ____ day of ____

AMENDED SPLIT DOLLAR POLICY ENDORSEMENT
STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

Policy No. JP5046715 Insured: Eric Shults

Supplementing and amending the application for insurance to Jefferson-Pilot Life Insurance Company ("Insurer") on October 8, 1998, the applicant requests and directs that:

BENEFICIARIES

1. The beneficiary designated by the Insured, or his/her transferee shall be the beneficiary of the amount listed on Schedule A opposite the age of the Insured at the date of death.

2. The beneficiary of any remaining death proceeds shall be Steuben Trust Company located in Hornell, New York

OWNERSHIP

3. The Owner of the policy shall be the Company. The Owner shall have all ownership rights in the Policy except as may be specifically granted to the Insured or the Insured's transferee in paragraph (4) of this endorsement.

4. The Insured or the Insured's transferee shall have the right to assign his or her rights and interests in the Policy with respect to that portion of the death proceeds designated in paragraph (1) of this endorsement, and to exercise all settlement options with respect to such death proceeds.

MODIFICATION OF ASSIGNMENT PROVISIONS OF THE POLICY

Upon the death of the Insured, the interest of any collateral assignee of the Owner of the Policy designated in (3) above shall be limited to the portion of the proceeds described in paragraph (2) above.

OWNERS AUTHORITY

The Insurer is hereby authorized to recognize the Owner's claim to rights hereunder without investigating the reason for any action taken by the Owner, including its statement of the amount of premiums it has paid on the Policy. The signature of the Owner shall be sufficient for the exercise of any rights under this Endorsement and the receipt of the Owner for any sums received by it shall be a full discharge and release therefore to the Insurer.

Any transferee's rights shall be subject to this Endorsement.

The Owner accepts and agrees to this split dollar endorsement.

Signed at Hornell, New York, this 19th day of April, 2001.

STEUBEN TRUST COMPANY

By ______________________
Kenneth D. Philbrick
Its President & CEO

The Insured accepts and agrees to the foregoing and, subject to the rights of the Owner as stated above, designates Elizabeth M. Shults as primary beneficiary and ---------- as secondary beneficiary of the portion of the proceeds described in (1) above.

Signed at Hornell, New York, this 21 day of April, 2001.

THE INSURED:

____
Eric Shults

Policy amended at owner's request and change recorded at the Home Office of Jefferson Pilot Financial Insurance Company this [illegible] day

Steuben Trust Company

Director Fee Deferral Agreement

Schedule A

Name	Age	Death Benefit
Eric Shults	56	627,462
	57	627,462
	58	627,462
	59	627,462
	60	627,462
	61	627,462
	62	627,462
	63	627,462
	64	627,462
	65	627,462
	66	627,462
	67	627,462
	68	627,462
	69	627,462
	70	627,462
	71	627,462
	72	627,462
	73	627,462
	74	627,462
	75	584,762
	76	538,517
	77	488,435
	78	434,195
	79	375,454
	80	311,837
	81	242,940
	82	168,324
	83	87,515
	84	0

STEUBEN TRUST COMPANY
SPLIT DOLLAR AGREEMENT

THIS AGREEMENT is made and entered into this 21st day of December, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and ERIC SHULTS (the "Director"). This Agreement shall append the Split Dollar Endorsement entered into on December 17 1998, by and between the aforementioned parties.

INTRODUCTION

To encourage the Director to remain a member of the Company's Board of Directors, the Company is willing to divide the death proceeds of a life insurance policy on the Director's life. The Company will pay life insurance premiums from its general assets.

AGREEMENT

The Director and the Company agree as follows:

Article 1
General Definitions

Wherever used in this Agreement, the following terms shall have the meanings specified:

1.1 "*Insurer*" means Jefferson Pilot .

1.2 "*Policy*" means insurance policy #JP5046705 issued by the Insurer.

1.3 "*Insured*" means the Director.

1.4 "*Normal Retirement Age*" means the Director's 75th birthday.

1.5 "*Termination of Service*" means the Director ceasing to be a member of the Company's Board of Directors for any reason whatsoever, other than by reason of an approved leave of absence.

Article 2
Policy Ownership/Interests

2.1 *Company Ownership*. Except as otherwise provided herein, the Company is the sole owner of the Policy. The Company shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the

Director's deferral election changes and/or at such time as the Director shall cease to render services to the Company.

2.2 *Insured's Interest.* The Insured or his/her transferee shall have the right to assign all rights and interests in the policy with respect to that portion of the death proceeds designated in Section 2.1 of this endorsement, and to exercise all settlement options with respect to such death proceeds.

2.3 *Option to Purchase.* The Company shall not sell, surrender or transfer ownership of the Policy while this Agreement is in effect without first giving the Director or the Director's transferee the option to purchase the Policy for a period of sixty (60) days from written notice of such intention. The purchase price shall be an amount equal to the cash surrender value of the Policy. This provision shall not impair the right of the Company to terminate this Agreement.

Article 3
Premiums

3.1 *Premium Payment.* The Company shall pay any premiums due on the Policy.

3.2 *Imputed Income.* The Company shall impute income to the Director in an amount equal to the current term rate for the Director's age multiplied by the aggregate death benefit payable to the Director's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority.

Article 4
Assignment

The Director may assign without consideration all interests in the Policy and in this Agreement to any person, entity or trust. In the event the Director transfers all of the Director's interest in the Policy, then all of the Director's interest in the Policy and in the Agreement shall be vested in the Director's transferee, who shall be substituted as a party hereunder and the Director shall have no further interest in the Policy or in this Agreement.

Article 5
Insurer

The Insurer shall be bound only by the terms of the Policy. Any payments the Insurer makes or actions it takes in accordance with the Policy shall fully discharge it from all claims, suits and demands of all entities or persons. The Insurer shall not be bound by or be deemed to have notice of the provisions of this Agreement.

Article 6
Claims Procedure

6.1 *Claims Procedure.* The Company shall notify the Director, the Director's transferee or beneficiary, or any other party who claims a right to an interest under the Agreement (the "Claimant') in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or ineligibility for benefits under this Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of this Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

6.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Director except as otherwise provided herein.

Article 8
Miscellaneous

8.1 *Binding Effect.* This Agreement shall bind the Director and the Company, their beneficiaries, survivors, executors, administrators and transferees, and any Policy beneficiary.

8.2 *No Guarantee of Service.* This Agreement is not a contract for services. It does not give the Director the right to remain a Director of the Company, nor does it interfere with the shareholders' rights to replace the Director. It also does not require the Director to remain a Director nor interfere with the Director's right to terminate services at any time.

8.3 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

8.4 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

8.5 *Notice.* Any notice, consent or demand required or permitted to be given under the provisions of this Split Dollar Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.6 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

8.7 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

(a) Interpreting the provisions of the Agreement;
(b) Establishing and revising the method of accounting for the Agreement;
(c) Maintaining a record of benefit payments; and
(d) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.8 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

DIRECTOR	**COMPANY:**
	Steuben Trust Company
______________________	By ______________________
Eric Shults	Kenneth D. Philbrick
	Title President & CEO

STEUBEN TRUST COMPANY AMENDED AND RESTATED EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 13 day of March, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and Brenda L. Copeland (the "Executive") and is effective as of the 1st day of January, 2005.

This agreement amends and restates the prior Executive Deferred Compensation Agreement between the Bank and the Executive dated May 9, 2003 (the "Prior Agreement").

The parties intend this Amended and Restated Agreement to be a material modification of the Prior Agreement such that all amounts subject to this Agreement, including any amounts that were earned and vested prior to December 31, 2004, shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or non-qualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2 "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4 "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5 "Bonus" means the cash bonus and commissions, if any, paid to the Executive for services performed during the Plan Year.

1.6 "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7 "Code" means the Internal Revenue Code of 1986, as amended.

1.8 "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9 "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10 "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11 "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12 "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13 "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14 "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15 "Effective Date" means May 9, 2003.

1.16 "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17 "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18 "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19 "Plan Administrator" means the plan administrator described in Article 8.

1.20 "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21 "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or
(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25 "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be One Hundred Percent (100%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service. The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section

409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this

Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of March 13, 2008

EXECUTIVE:

Brenda L. Copeland

BANK:

Steuben Trust Company

By: James P. Nicoloff

Title: Executive Vice President

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 30 day of May, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and HANS R. KUNZE (the "Executive") and is effective as of the 2nd day of June, 2008.

The parties intend this Agreement to be a nonqualified deferred compensation arrangement and as such, it shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1. "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or nonqualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2. "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3. "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4. "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5. "Bonus" means the cash bonus, if any, paid to the Executive for services performed during the Plan Year.

1.6. "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7. "Code" means the Internal Revenue Code of 1986, as amended.

1.8. "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9. "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10. "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11. "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12. "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13. "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14. "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15. "Effective Date" means June 2, 2008

1.16. "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17. "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18. "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19. "Plan Administrator" means the plan administrator described in Article 8.

1.20. "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21. "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25. "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be Ten Percent (10%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.1.3 Notwithstanding the election made by the Executive under 4.1.2, if the amount of the benefit, as determined by 4.1.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2.3 Notwithstanding the election made by the Executive under 4.2.2, if the amount of the benefit, as determined by 4.2.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution

which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting

through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;
(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is

described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of 5/30/08, 2008

EXECUTIVE:

Hans R. Kunze

BANK:

Steuben Trust Company

By: Sue A. Lacy

Title: SVP

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 30th day of MAY, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and JAMES R. McCORMICK (the "Executive") and is effective as of the 2nd day of June, 2008.

The parties intend this Agreement to be a nonqualified deferred compensation arrangement and as such, it shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1. "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or nonqualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2. "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3. "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4. "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5. "Bonus" means the cash bonus, if any, paid to the Executive for services performed during the Plan Year.

1.6. "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7. "Code" means the Internal Revenue Code of 1986, as amended.

1.8. "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9. "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10. "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11. "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12. "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13. "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14. "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15. "Effective Date" means June 2, 2008

1.16. "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17. "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18. "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19. "Plan Administrator" means the plan administrator described in Article 8.

1.20. "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21. "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25. "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be Ten Percent (10%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.1.3 Notwithstanding the election made by the Executive under 4.1.2, if the amount of the benefit, as determined by 4.1.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2.3 Notwithstanding the election made by the Executive under 4.2.2, if the amount of the benefit, as determined by 4.2.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution

which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting

through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;
(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is

described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of MAY 30, 2008

EXECUTIVE:	**BANK:**
	Steuben Trust Company
James R. McCormick	**By:** Sue A. Lacy
	Title: SVP

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 30th day of May, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and L. VICTOR MYERS (the "Executive") and is effective as of the 2nd day of June, 2008.

The parties intend this Agreement to be a nonqualified deferred compensation arrangement and as such, it shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1. "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or nonqualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2. "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3. "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4. "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5. "Bonus" means the cash bonus, if any, paid to the Executive for services performed during the Plan Year.

1.6. "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7. "Code" means the Internal Revenue Code of 1986, as amended.

1.8. "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9. "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10. "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11. "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12. "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13. "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14. "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15. "Effective Date" means June 2, 2008

1.16. "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17. "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18. "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19. "Plan Administrator" means the plan administrator described in Article 8.

1.20. "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21. "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25. "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be Ten Percent (10%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.1.3 Notwithstanding the election made by the Executive under 4.1.2, if the amount of the benefit, as determined by 4.1.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2.3 Notwithstanding the election made by the Executive under 4.2.2, if the amount of the benefit, as determined by 4.2.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution

which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting

through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;
(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is

described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of May 30, 2008

EXECUTIVE:

L. Victor Myers SVP

L. Victor Myers

BANK:

Steuben Trust Company

By: Sue A. Lacy

Title: SVP

Exhibit 6.24

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS AGREEMENT effective September 1, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and Kenneth D. Philbrick (the "Executive").

INTRODUCTION

To encourage the Executive to remain an employee of the Company, the Company is willing to provide to the Executive a deferred compensation opportunity. The Company will pay the Executive's benefits from the Company's general assets.

AGREEMENT

The Executive and the Company agree as follows:

Article 1
Definitions

1.1 *Definitions.* Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1.1 "*Anniversary Date*" means December 31 of each year.

1.1.2 "*Change of Control*" means the transfer of 51% or more of the Company's outstanding voting common stock followed within twelve (12) months by the Executive's Termination of Service for reasons other than Disability or retirement.

1.1.3 "*Code*" means the Internal Revenue Code of 1986, as amended.

1.1.4 "*Compensation*" means the total salary and bonus paid to the Executive during a Plan Year.

1.1.5 "*Deferral Account*" means the Company's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.1.6 "*Deferrals*" means the amount of the Executive's Compensation which the Executive elects to defer according to this Agreement.

1.1.7 "*Disability*" means the Executive's inability to perform substantially all normal duties of the Executive, as determined by the Company's Board of Directors, in its sole discretion. As a condition to any benefits, the Company may require the

Executive to submit to such physical or mental evaluations and tests as the Board of Directors deems appropriate.

1.1.8 "*Effective Date*" means September 1, 1998.

1.1.9 "*Election Form*" means the Form attached as Exhibit 1.

1.1.10 "*Normal Retirement Age*" means the Executive's 65th birthday.

1.1.11 "*Normal Retirement Date*" means the later of the Normal Retirement Age or the Executive's Termination of Employment.

1.1.12 "*Prime Rate*" means the Prime Interest Rate reported in the Wall Street Journal on the plan Anniversary Date. If the Anniversary Date is on a day that the Wall Street Journal is not published, then the Prime Rate published immediately prior to the Anniversary Date shall be used.

1.1.13 "*Plan Year*" means the calendar year.

1.1.14 "*Termination of Employment*" means the Executive ceasing to be employed by the Company for any reason whatsoever.

Article 2
Deferral Election

2.1 *Initial Election*. The Executive shall make an initial deferral election under this Agreement by filing with the Company a signed Election Form within thirty (30) days after the Effective Date of this Agreement. The Election Form shall set forth the amount of Compensation to be deferred. The Election Form shall be effective to defer only Compensation earned after the date the Election Form is received by the Company.

2.2 *Election Changes*

2.2.1 *Generally*. The Executive may modify the amount of Compensation to be deferred annually by filing a new Election Form with the Company prior to the beginning of the Plan Year in which the Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Company. The new Election Form may be used to change the Executive's distribution option; however, the change shall not be effective before the first day of the Plan Year immediately following the date that the Election Form was executed.

2.2.2 *Hardship*. If an unforeseeable financial emergency arising from the death of a family member, divorce, sickness, injury, catastrophe or similar event outside the control of the Executive occurs, the Executive, by written instructions to the Company, may reduce future deferrals under this Agreement.

Article 3
Deferral Account

3.1 *Establishing and Crediting.* The Company shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

3.1.1 *Deferrals.* The Compensation deferred by the Executive as of the time the Compensation would have otherwise been paid to the Executive.

3.1.2 *Interest.* On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 *Statement of Accounts.* The Company shall provide to the Executive, within one hundred twenty (120) days after each Anniversary Date, a statement setting forth the Deferral Account balance.

3.3 *Accounting Device Only.* The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Lifetime Benefits

4.1 *Normal Retirement Benefit.* Upon the Normal Retirement Date, the Company shall pay to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 *Amount of Benefit.* The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the Executive's Normal Retirement Date.

4.2 *Early Retirement Benefit.* Upon Termination of Employment prior to the Normal Retirement Age for reasons other than Change of Control or Disability, the Company shall pay to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 *Amount of Benefit.* The benefit under this Section 4.2 is the Deferral Account balance at the Executive's Termination of Employment.

4.2.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Executive's Termination of Employment.

4.3 *Disability Benefit.* If the Executive terminates employment due to Disability prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 *Amount of Benefit.* The benefit under this Section 4.3 is the Deferral Account balance at the Executive's Termination of Employment.

4.3.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Executive's Termination of Employment.

4.4 *Change of Control Benefit.* Upon Termination of Employment within 12 months of a Change of Control, the Company shall pay to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 *Amount of Benefit.* The benefit under this Section 4.4 is the Deferral Account balance at the Executive's Termination of Employment.

4.4.2 *Payment of Benefit.* The Company shall pay the lump-sum benefit to the Executive within 60 days after the Executive's Termination of Employment.

4.5 *Pre-retirement Distribution.* Upon the Board of Director's determination (following petition by the Executive) that the Executive has suffered an unforeseeable financial emergency as described in Section 2.2.2, the Company shall distribute to the Executive all or a portion of the Deferral Account balance as determined by the Company, but in no event shall the distribution be greater than is necessary to relieve the financial hardship. In addition, following petition by the Executive, the Board of Director's, in its sole and absolute discretion, may distribute to the Executive all or a portion of the Deferral Account balance as determined by the Company.

Article 5
Death Benefits

5.1 *Death Benefits.* On December 21, 1998, the Company entered into Split Dollar Agreement designed to provide benefits to the Executive's designated beneficiary or beneficiaries in the event of death. If the Executive dies while employed by the Company or after Termination of Employment, no death benefit shall be paid under this agreement if the aforementioned Split Dollar Agreement is in effect on the Executive's date of death. If the Split Dollar Agreement is not in effect on the Executive's date of death, then the Executive's designated beneficiary or beneficiaries will receive the balance of the Executive's Deferral Account, payable on the first day of the month following the Executive's date of death.

5.2 *Surrender of Deferral Account.* If the aforementioned Split Dollar Agreement is in effect and the balance of the Executive's Deferral Account is greater than zero ($0) on the Executive's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 *Beneficiary Designations.* The Executive shall designate a beneficiary by filing a written designation with the Company. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and accepted by the Company during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

6.2 *Facility of Payment.* If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Company may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.

Article 7
Claims and Review Procedures

7.1 *Claims Procedure.* The Company shall notify any person or entity that makes a claim against the Agreement (the "Claimant") in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or non-eligibility for benefits under the

Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of the Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of the Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

7.2 *Review Procedure.* If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of the Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 8
Amendments and Termination

8.1 This Agreement may be amended or terminated only by a written agreement signed by the Company and the Executive.

8.2 Notwithstanding Section 8.1, the Company may amend or terminate this Agreement at any time if, pursuant to legislative, judicial or regulatory action, continuation of the Agreement would (i) cause benefits to be taxable to the Executive prior to actual receipt, or (ii) result in significant financial penalties or other significantly detrimental ramifications to the Company (other than the financial impact of paying the benefits). In no event shall this Agreement be terminated under this Section 8.2 without payment to the Executive of the Deferral Account balance attributable to the Executive's Deferrals and interest credited on such amounts.

Article 9
Miscellaneous

9.1 *Binding Effect*. This Agreement shall bind the Executive and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

9.2 *No Guarantee of Employment*. This Agreement is not a contract for employment. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the shareholders' rights to replace the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 *Suicide or Misstatement*. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Executive commits suicide within two years after the date of this Agreement, or if the Executive has made any material misstatement of fact on any application for life insurance purchased by the Company.

9.4 *Non-Transferability*. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.5 *Tax Withholding*. The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

9.6 *Applicable Law*. The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

9.7 *Recovery of Estate Taxes*. If the Executive's gross estate for federal estate tax purposes includes any amount determined by reference to and on account of this Agreement, and if the beneficiary is other than the Executive's estate, then the Executive's estate shall be entitled to recover from the beneficiary receiving such benefit under the terms of the Agreement, an amount by which the total estate tax due by the Executive's estate, exceeds the total estate tax which would have been payable if the value of such benefit had not been included in the Executive's gross estate. If there is more than one person receiving such benefit, the right of recovery shall be against each such person. In the event the beneficiary has a liability hereunder, the beneficiary may petition the Company for a lump sum payment in an amount not to exceed the beneficiary's liability hereunder.

9.8 *Unfunded Arrangement*. The Executive and the Executive's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and the Executive's beneficiary have no preferred or secured claim.

9.9 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement.

9.10 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.11 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

9.12 Interpreting the provisions of the Agreement;
9.13 Establishing and revising the method of accounting for the Agreement;
9.14 Maintaining a record of benefit payments; and
9.15 Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

9.16 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Executive and a duly authorized Company officer have signed this Agreement.

EXECUTIVE:

Kenneth D. Philbrick
Print name

COMPANY:
Stenben Trust Company

By
James P. Nicoloff
Title Sr. Vice President & CFO

BENEFICIARY DESIGNATION FORM

{ } New Designation
{ } Change in Designation

I, Kenneth D. Philbrick, designate the following as Beneficiary under the Agreement:

Primary: Mary L. Philbrick	100 %
	%
	%
Contingent: Estate	100 %
	%
	%

Notes:

- **Please PRINT CLEARLY or TYPE the names of the beneficiaries.**
- **To name a trust as beneficiary, please provide the name of the trustee(s) and the exact name and date of the trust agreement.**
- **To name your estate as beneficiary, please write "Estate of [your name] ".**
- **Be aware that none of the contingent beneficiaries will receive anything unless ALL of the primary beneficiaries predecease you.**

I understand that I may change these beneficiary designations by delivering a new written designation to the Plan Administrator, which shall be effective only upon receipt and acknowledgment by the Plan Administrator prior to my death. I further understand that the designations will be automatically revoked if the beneficiary predeceases me, or, if I have named my spouse as beneficiary and our marriage is subsequently dissolved.

Name: **Kenneth D. Philbrick**

Signature: [signature] Date: 2/5/10

Received by the Plan Administrator this 19th day of February, 2010

By: [signature]

Title: President & CEO

FIRST AMENDMENT
TO THE
STEUBEN TRUST COMPANY
AMENDED SPLIT DOLLAR AGREEMENT
DATED DECEMBER 14, 2001
FOR
KENNETH D. PHILBRICK

THIS **FIRST AMENDMENT** is entered into this 5th day of February, 2010, by and between **STEUBEN TRUST COMPANY**, a state-chartered commercial bank located in Hornell, New York (the "Company"), and **KENNETH D. PHILBRICK** (the "Executive").

The Company and the Executive executed the Steuben Trust Company Amended Split Dollar Agreement on December 14, 2001 to append the Split Dollar Endorsement entered into by and between the Company and the Executive on December 17, 1998 (collectively, the "Agreement").

The undersigned hereby amend the Agreement, pursuant to the provisions of Article 7 of the Agreement, for the purpose of changing the definitions of Insurer and Policy. Therefore the following changes shall be made:

Section 1.1 of the Agreement shall be amended and replaced as follows:

1.1 "*Insurer*" means the insurance company issuing the Policy on the life of the Executive.

Section 1.2 of the Agreement shall be amended and replaced as follows:

1.2 "*Policy*" means the individual insurance policy or policies adopted by the Company for purposes of insuring the Executive's life under this Agreement.

Section 2.1 of the Agreement shall be amended and replaced as follows:

2.1 *Company Ownership*. Except as otherwise provided herein, the Company, including any trust established for such purposes, is the sole owner of the Policy and shall have all ownership rights in the Policy, except as may be specifically granted to the Insured or his assignee. The Company shall be the direct beneficiary of an amount of death proceeds in excess of the Insured's Interest per the attached Schedule A. The parties acknowledge that Schedule A shall be revised at such time as the Executive's deferral election changes and/or at such time as the Executive shall cease to render services to the Company.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date indicated above.

EXECUTIVE:

[signature]
KENNETH D. PHILBRICK

COMPANY:

STEUBEN TRUST COMPANY

By [signature]
Title President & CEO

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 1st day of June, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and THERESA B. SEDLOCK (the "Executive") and is effective as of the 2nd day of June, 2008.

The parties intend this Agreement to be a nonqualified deferred compensation arrangement and as such, it shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1. "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or nonqualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2. "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3. "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4. "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5. "Bonus" means the cash bonus, if any, paid to the Executive for services performed during the Plan Year.

1.6. "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7. "Code" means the Internal Revenue Code of 1986, as amended.

1.8. "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9. "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10. "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11. "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12. "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13. "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14. "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15. "Effective Date" means June 2, 2008

1.16. "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17. "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18. "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19. "Plan Administrator" means the plan administrator described in Article 8.

1.20. "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21. "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25. "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be Ten Percent (10%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.1.3 Notwithstanding the election made by the Executive under 4.1.2, if the amount of the benefit, as determined by 4.1.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2.3 Notwithstanding the election made by the Executive under 4.2.2, if the amount of the benefit, as determined by 4.2.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution

which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting

through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;

(b) A reference to the specific provisions of the Agreement on which the denial is based;

(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is

described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of June 1, 2008

EXECUTIVE:

Theresa B. Sedlock
Theresa B. Sedlock

BANK:

Steuben Trust Company

By: Sue A. Lacy

Title: SVP

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS EXECUTIVE DEFERRED COMPENSATION AGREEMENT (the "Agreement") is adopted this 27th day of May, 2008, by and between Steuben Trust Company, a state-chartered commercial bank located in Hornell, New York (the "Bank"), and NATALIE M. WILLOUGHBY (the "Executive") and is effective as of the 2nd day of June, 2008.

The parties intend this Agreement to be a nonqualified deferred compensation arrangement and as such, it shall be subject to the provisions of Section 409A of the Code, Treasury guidance and regulations promulgated thereunder.

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA").

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1. "Base Salary" means the annual cash compensation relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, and other fees, and automobile and other allowances paid to the Executive for employment rendered (whether or not such allowances are included in the Executive's gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or nonqualified plans of the Bank and shall be calculated to include amounts not otherwise included in the Executive's gross income under Code Sections 125, 402(e)(3), 402(h), or 403(b) pursuant to plans established by the Bank; provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive.

1.2. "Beneficiary" means each designated person, or the estate of a deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 6.

1.3. "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more beneficiaries.

1.4. "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5. "Bonus" means the cash bonus, if any, paid to the Executive for services performed during the Plan Year.

1.6. "Change in Control" means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.7. "Code" means the Internal Revenue Code of 1986, as amended.

1.8. "Compensation" means the total Base Salary and Bonus that would be paid to an Executive during a Plan Year absent deferrals, less FICA taxes associated with such Base Salary and Bonus.

1.9. "Deferral Account" means the Bank's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.10. "Deferral Election Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the amount of the Deferrals.

1.11. "Deferrals" means the amount of the Executive's Compensation that is actually deferred under the Agreement, without consideration of any interest that may be payable hereunder.

1.12. "Disability" means the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees or directors of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees or directors of the Bank provided that the definition of "disability" applied under such disability insurance program complies with the requirements of the preceding sentence. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration's or the provider's determination.

1.13. "Early Termination" means Separation from Service before Normal Retirement Age except when such Separation from Service occurs: (i) within twelve (12) months following a Change in Control; or (ii) due to death, Disability, or Termination for Cause.

1.14. "Early Termination Crediting Rate" means the most recently posted target rate issued by the Federal Reserve Board.

1.15. "Effective Date" means June 2, 2008

1.16. "Normal Crediting Rate" means the highest prime interest rate reported in the Wall Street Journal at the beginning of the Plan Year. If the beginning of the Plan Year is a day in which the Wall Street Journal is not published, then the prime interest rate published immediately prior to the Plan Year shall be used.

1.17. "Normal Retirement Age" means the Executive attaining age sixty-two (62).

1.18. "Normal Retirement Date" means the later of Normal Retirement Age or Separation from Service.

1.19. "Plan Administrator" means the plan administrator described in Article 8.

1.20. "Plan Year" means each twelve (12) month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.21. "Separation from Service" means termination of the Executive's employment with the Bank for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

1.22 "Specified Employee" means an employee who at the time of Separation from Service is a key employee of the Bank, if any stock of the Bank is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the "identification period"). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.23 "Termination for Cause" means a Separation from Service for:
(a) Gross negligence or gross neglect of duties to the Bank; or
(b) Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive's employment with the Bank; or

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

1.24 "Unforeseeable Emergency" means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent (as defined in Section 152(a) of the Code), loss of the Executive's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive.

1.25. "Years of Service" means the twelve (12) month period beginning on an Executive's date of hire and any twelve (12) month anniversary thereof, during the entirety of which time the Executive is an employee of the Bank. Employment with a subsidiary or other entity controlled by the Bank before the time such entity became a subsidiary or under such control shall not be considered "credited service."

Article 2
Deferral Election

2.1 Elections Generally. The Executive may annually file a Deferral Election Form with the Plan Administrator no later than the end of the Plan Year preceding the Plan Year in which services leading to such Compensation will be performed.

2.2 Election Changes. The Executive may modify the amount of Compensation to be deferred annually by filing new Deferral Election Forms with the Plan Administrator prior to the beginning of the Plan Year in which Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Deferral Election Form is received and approved by the Plan Administrator.

2.3 Minimum Deferral. The minimum amount of any annual Deferral shall be Two Thousand Five Hundred Dollars ($2,500) per Plan Year.

2.4 Maximum Deferral. The maximum amount of Base Salary deferred shall be Ten Percent (10%). The maximum amount of Bonus deferred shall be One Hundred Percent (100%).

2.5 Hardship. If an Unforeseeable Emergency occurs, the Executive, by written instructions to the Plan Administrator, may discontinue deferrals hereunder. Any subsequent deferral elections may be made only in accordance with Section 2.2 hereof.

Article 3
Deferral Account

3.1 Establishing and Crediting. The Bank shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

(a) Any Deferrals hereunder;

(b) Interest as follows:

(i) On the last day of each month and immediately prior to the distribution of any benefits, but only until commencement of benefit distributions under this Agreement, interest shall be credited on the Deferral Account at an annual rate equal to the Normal Crediting Rate, compounded monthly; and

(ii) On the last day of each month during any applicable installment period, interest shall be credited on the unpaid Deferral Account balance at an annual rate equal to the Normal Crediting Rate, compounded monthly, determined immediately prior to the commencement of distributions under this agreement. Prior to the commencement of any distributions hereunder, the Board, in its sole discretion, may set the rate used to calculate interest in this Section 3.1(b)(ii).

3.2 Accounting Device Only. The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for the distribution of benefits. The benefits represent the mere Bank promise to distribute such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Distributions During Lifetime

4.1 Normal Retirement Benefit. Upon the Normal Retirement Date, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Article.

4.1.1 Amount of Benefit. The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.1.3 Notwithstanding the election made by the Executive under 4.1.2, if the amount of the benefit, as determined by 4.1.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.2 Early Termination Benefit. Upon Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Article.

4.2.1 Amount of Benefit. The benefit under this Section 4.2 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

The Executive shall be One Hundred Percent vested in the interest credited on the Deferral Account upon attainment of five (5) Years of Service. A Separation from Service prior to completion of five (5) Years of Service will cause the Deferral Account balance to be recalculated using the Early Termination Crediting Rate at the beginning of each Plan Year from the Effective Date of the Agreement to Separation from Service.

4.2.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following the Executive's Normal Retirement Date. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.2.3 Notwithstanding the election made by the Executive under 4.2.2, if the amount of the benefit, as determined by 4.2.1 herein is $10,000 or less, the Executive shall receive a lump-sum payment of the balance on the payment date determined herein.

4.3 Disability Benefit. If Executive experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Article.

4.3.1 Amount of Benefit. The benefit under this Section 4.3 is the Deferral Account balance determined as of the date of the Executive's Disability.

4.3.2 Distribution of Benefit. The Bank shall pay the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall continue to credit interest on the remaining Deferral Account balance during any applicable installment period in accordance with Section 3.1(b)(ii).

4.4 Change in Control Benefit. Upon a Change in Control followed within twelve (12) months by a Separation from Service, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Article.

4.4.1 Amount of Benefit. The benefit under this Section 4.4 is the Deferral Account balance determined as of the date of the Executive's Separation from Service.

4.4.2 Distribution of Benefit. The Bank shall distribute the benefit to the Executive in a lump sum within thirty (30) days following the Executive's Separation from Service.

4.5 Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service under such procedures as established by the Bank in accordance with Section 409A of the Code, benefit distributions that are made upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution

which would otherwise be paid to the Executive within the first six months following the Separation from Service shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Separation from Service. All subsequent distributions shall be paid in the manner specified.

4.6 Distributions Upon Income Inclusion Under Section 409A of the Code. Upon the inclusion of any portion of the Deferral Account balance into the Executive's income as a result of the failure of this non-qualified deferred compensation plan to comply with the requirements of Section 409A of the Code, to the extent such tax liability can be covered by the Deferral Account balance, a distribution shall be made as soon as is administratively practicable following the discovery of the plan failure.

4.7 Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form to the Plan Administrator. Any such elections:

(a) may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;
(b) must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and
(c) must take effect not less than twelve (12) months after the election is made.

4.8 Hardship Distribution. If an Unforeseeable Emergency occurs, the Executive may petition the Board to receive a distribution from the Agreement. The Board in its sole discretion may grant such petition. If granted, the Executive shall receive, within sixty (60) days, a distribution from the Agreement (i) only to the extent deemed necessary by the Board to remedy the Unforeseeable Emergency, plus an amount necessary to pay taxes reasonably anticipated as a result of the distribution; and (ii) after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Executive's assets (to the extent the liquidation would not itself cause severe financial hardship). In any event, the maximum amount which may be paid out pursuant to this Section 4.8 is the Deferral Account balance as of the day that the Executive petitioned the Board to receive a Hardship Distribution under this Section.

Article 5
Distributions at Death

5.1 Death During Active Service. If the Executive dies while in active service to the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1. This benefit shall be distributed in lieu of the benefits under Article 4.

5.1.1 Amount of Benefit. The benefit under this Section 5.1 is the Deferral Account balance determined as of the date of the Executive's death.

5.1.2 Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary, in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.2 Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute to the Beneficiary the remaining benefits in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

5.3 Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall distribute to the Beneficiary the same benefits that the Executive was entitled to prior to death in a lump sum within thirty (30) days following receipt by the Bank of the Executive's death certificate.

Article 6
Beneficiaries

6.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary to receive any benefits distributable under the Agreement to a Beneficiary upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the Beneficiary designated under any other plan of the Bank in which the Executive participates.

6.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

6.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4 No Beneficiary Designation. If the Executive dies without a valid Beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive's estate.

6.5 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7
General Limitations

7.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive's employment with the Bank is terminated due to a Termination for Cause.

7.2 Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals if the Executive commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

7.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement in excess of the Deferrals (i.e., Deferral Account minus interest credited thereon) if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting

through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct or gross negligence by the Plan Administrator or any of its members.

8.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the Compensations of its Executives, the date and circumstances of the death, Disability, or Separation from Service of its Executives, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Statement of Accounts. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Deferral Account balance.

Article 9
Claims and Review Procedures

9.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

9.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2 Timing of Bank Response. The Bank shall respond to such claimant within ninety (90) days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

9.2.1 Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

9.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

9.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within sixty (60) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

9.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 10
Amendments and Termination

10.1 Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes or tax law, including without limitation Section 409A of the Code and any and all Treasury regulations and guidance promulgated thereunder.

10.2 Plan Termination Generally. This Agreement may be terminated by the Bank at any time. Except as provided in Section 10.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, upon such termination benefit distributions will be made at the earliest distribution event permitted under Article 4 or Article 5.

10.3 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;
(b) Upon the Bank's dissolution or with the approval of a bankruptcy court, provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c) Upon the Bank's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank as such event is

described in Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulation, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Deferral Account balance, determined as of the date of the termination of the Agreement to the Executive, in a lump sum subject to the above terms.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank and their beneficiaries, survivors, executors, administrators and transferees.

11.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

11.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4 Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6 Unfunded Arrangement. The Executive and the Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive and the Beneficiary have no preferred or secured claim. For purposes of fulfilling any distribution obligations, the Bank shall not set aside any assets located outside the United States or set aside any assets in a trust that is located outside the United States.

11.7 Reorganization. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative acts do not violate Section 409A of the Code.

11.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Steuben Trust Company
c/o Human Resources
One Steuben Square
Hornell, New York 14843

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14 Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and any and all regulations thereunder, including such regulations as may be promulgated after the Effective Date of this Agreement.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement as of May 29, 2008

EXECUTIVE:

Natalie M. Willoughby
Natalie M. Willoughby

BANK:

Steuben Trust Company

By: Sue A. Lacy

Title: SVP

Exhibit 6.28


STEUBEN
TRUST
COMPANY

Telephone 607.324.9530
Fax 607.324.9532
E-mail brenda.copeland@steubentrust.com

Brenda L. Copeland, President and CEO

April 15, 2013

David A. Shults, Attorney
Shults and Shults
9 Seneca Street
Hornell, NY 14843

Eric Shults, Attorney
Shults and Shults
9 Seneca Street
Hornell, NY 14843

Dear David and Eric:

Steuben Trust Company would like to engage Shults and Shults for legal services for the coming year. As you know, these services would be independent, unbiased, and free from conflicts of interest. Where your firm represents common parties in a transaction, please so advise the bank. The areas to be covered by the annual retainer fee are detailed in the attachment to this letter.

In addition, when your firm represents the bank in litigation or bankruptcy matters, foreclosure proceedings, or other extraordinary matters, which may require extensive research or representation in court appearances, separate fees will be submitted and paid. If you feel a matter has been referred to you which is outside the retainer fee, we request you identify to us, in writing, prior to beginning work on the project, that in your opinion, there will be a separate fee charged to the bank in regard to this matter and approximate cost at your standard rate. This will alert our officers the bank may be incurring additional legal expense on a matter not covered by the retainer fee. It will also give our executive management an opportunity to review the matter to assure ourselves the additional fee is acceptable for the particular situation. In addition, any fee that exceeds $10,000 per occurrence, or $30,000 aggregate for the year, will require advance approval by management and the board.

We previously received from your office an insurance binder for your malpractice insurance effective through December 1, 2013, indicating the amount of your malpractice insurance is $2 million. Please provide us with an updated binder at the time of renewal in December.

The annual retainer fee will be $40,000, or $3,333.33 per month commencing May 1, 2013, as per board approval, with the understanding that malpractice insurance for not less than $2 million is maintained.

We would appreciate it if you would review this cover letter and the attached retainer fee letter agreement as soon as possible. If you concur with this letter and the attached outline, we would appreciate your signatures on both.

Sincerely,

STEUBEN TRUST COMPANY

Brenda L. Copeland,
President & CEO

BLC:mh

Enclosure

We hereby agree to the terms of this letter.

David A. Shults	4-16-13 Date
Eric Shults	4-16-13 Date

AREAS COVERED BY ANNUAL RETAINER FEE
SHULTS AND SHULTS/STEUBEN TRUST COMPANY

1. **Trust & Investment Services Department**
   - Review wills and trust agreements drawn by other attorneys and recommend to the trust department whether or not the agreement is properly drawn.
   - Review other trusts and wills and supply legal opinion.
   - Consultations with departmental personnel in regard to application of current laws or regulations to various fiduciary relationships entered into by the bank as needed.
   - Consultation and rendering opinion on trust and financial tax laws as required.
   - Review third party agreements and/or contracts.
2. **Loan Department**
   - Prepare or review new loan documents for commercial, consumer, real estate and other type loans for proper legal structure before implementation. Render timely legal opinion as required where title insurance is not obtained.
   - Provide loan department personnel with legal opinions and copies of current laws where required.
   - Consult with loan staff on any environmental or other issues which may affect good title.
   - Supply legal opinions in regard to compliance matters as requested.
3. **Operations Department**
   - Prepare or review contract forms for deposit products for compliance with all regulations, as requested.
   - Prepare or review safe deposit box contracts to assure compliance with appropriate regulations.
   - Provide consultation with bank personnel on questions concerning estate accounts, tax levies, restraining notices, executions, subpoenas, collections from other banks, court orders.
   - Consultation with bank personnel concerning the Uniform Commercial Code and any disagreements or forgeries or unauthorized endorsements.
   - Supply legal opinions concerning compliance on forms being used by the bank.
   - Review customer and vendor contracts not covered under other sections, as requested.
   - Render legal opinion as required regarding compliance with Uniform Commercial Code (UCC) pertaining to checks and deposits.
4. **Human Resources Department**
   - Consultation concerning personnel matters such as employment and unemployment laws as requested.
   - Review of pension regulations and documents, when necessary, as they pertain to the bank's pension plan, 401(k) plan, and other employee benefit plans as requested.

- Consultation concerning personnel issues regarding any employee benefits the bank offers.
- Periodic review of employee handbook to assure compliance with various laws and regulations, as requested.
- Represent bank, when requested, at hearings in regard to unemployment, workers' compensation, and disability matters.

5. **Bank Investment Department**

- Review bonds and notes issued by local municipalities, as requested.
- Consultation with investment personnel concerning types of documents required for various local municipal financing.

6. **Executive Department**

- Consultation with executive personnel concerning general banking laws, both state and federal as appropriate.
- Consultation with executive personnel concerning holding company regulations including any SEC matters.
- Consultation with executive personnel concerning required documents for various shareholder transfers as applicable.
- Provide the bank with necessary letters as required by various regulatory agencies during examination of the bank and holding company.
- Provide necessary letters during outside CPA Directors' Examinations of the bank and holding company.
- Provide legal opinions on general banking matters.
- Prepare and/or review standard lease agreements for real estate owned or leased by the bank as requested.

7. **Information Services Department**

- Review and advise on agreements and contracts with various vendors, as requested.
- Consultation on banking matters pertaining to data processing functions.

We hereby agree to the terms of this letter.

[signature]	4-16-13
David A. Shults	Date
[signature]	4-16-13
Eric Shults	Date

Retainer Agreement Addendum

Pursuant to the Interagency Guidelines Establishing Information Security Standards, additional provisions are required in all service provider contracts. In addition to maintaining the privacy and confidentiality of customer information as required under Reg P, Shults and Shults agrees to protect all customer information by:

1. Maintaining reasonable policies designed to detect, prevent, and mitigate the risk of identity theft in accordance with red flag rules.
2. Implementing appropriate measures designed to protect against unauthorized access to or use of customer information;
3. Notification to Steuben Trust Company if such security procedures have been compromised; and
4. Properly disposing of customer information.

David A Shults 4-16-13 Date

Eric Shults 4-16-13 Date

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement No. 0124-10363 of Steuben Trust Corporation on Amendment No. 1 to Form 1-A of our report dated February 8, 2013 on the consolidated financial statements of Steuben Trust Corporation and to the reference to us under the heading "Experts" in the prospectus.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
September 26, 2013

Exhibit 11.1


uk
underberg & kessler LLP

September 26, 2013

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

Re: Steuben Trust Corporation
Offering Statement on Form 1-A
File No. 024-10363

Ladies and Gentlemen:

You have requested our opinion, as counsel for Steuben Trust Corporation, a New York bank holding company, with respect to certain legal matters in connection with the Company's Offering Statement on Form 1-A dated September 26, 2013, as amended (the "Offering Statement"), relating to the qualification by the Company under the Securities Act of 1933, as amended (the "Securities Act") and Regulation A of the Securities and Exchange Commission (the "SEC") of the offer to sell up to 165,000 shares of the Company's common stock, $1.00 par value per share (the "Stock") in the Company's Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Offering").

In our capacity as such counsel, we are familiar with the proceedings to date with respect to the Regulation A Offering and the Offering Statement, and have examined such records, documents and questions of law and satisfied ourselves as to such matters of fact, as we have considered relevant and necessary as a basis for such opinion.

Based on the foregoing, it is our opinion that the Stock has been duly authorized, and when sold under the terms of the Offering, will be fully paid and non-assessable (except to the extent provided in Section 630 of the New York Business Corporation Law). This opinion is limited in all respects to the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the caption of "Legal Opinion" in the Offering Circular forming a part of the Offering Statement.

Very truly yours,

Underberg & Kessler LLP

Underberg & Kessler LLP

CCL

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 26th day of September, 2013.

STEUBEN TRUST CORPORATION

By: [signature]
James P. Nicoloff, Executive Vice President
and Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: September 26, 2013 — [signature]
Brenda L. Copeland, President and
Chief Executive Officer (Principal Executive Officer)

Date: September 26, 2013 — [signature]
James P. Nicoloff, Executive Vice President,
Treasurer and Chief Financial Officer (Principal
Financial Officer and Principal Accounting Officer)

Date: September 26, 2013 — ***
David A. Shults, Director and
Chairman of the Board

Date: September 26, 2013 — ***
Robert U. Blades, Jr., Director

Date: September 26, 2013 — ***
Michael E. Davidson, Director

Date: September 26, 2013 — ***
Charles M. Edmondson, Director

Date: September 26, 2013 — ***
Stoner E. Horey, Director

Date: September 26, 2013 — ***
L. Victor Myers, Director

Date: September 26, 2013 — ***
Charles D. Oliver, Director

Date: September 26, 2013 — ***
Amanda S. Parker, Director

Date: September 26, 2013 — ***
Eric Shults, Director

Date: September 26, 2013 — ***
Sherry C. Walton, Director

***By:

[signature]
James P. Nicoloff, Attorney-in-fact